BostonFed Bancorp, Inc.

2001 Annual Report



2001 ANNUAL REPORT

Table of Contents



BostonFed Bancorp, Inc.

MESSAGE TO SHAREHOLDERS



David F. Holland
Chairman, CEO and President

I am pleased to report that during 2001 we set several records despite difficult regional and national economic conditions. I believe our most important achievement was our record level of earnings per share of $2.05, on a fully diluted basis. Although a complete discussion of the Company's performance is presented elsewhere in this report, I want to share some of our other records we set this year.

In addition to our record earnings per share, we increased our assets to a record level of $1.47 billion at December 31, 2001, an increase of $143 million. This 11% increase in assets was achieved despite record loan pre-payments caused primarily by lower market interest rates. Our deposits also set a new record increasing by $61.5 million, excluding wholesale deposits, to $885 million at December 31, 2001. Another record



11.2
9.0
11.7
10.0
12.7
10.7
12.4
10.3
1998
1999
2000
2001

RETURN ON EQUITY
▤ Based on Cash Earnings
☐ Reported Earnings



1,139
1,254
1,328
1,471
1998
1999
2000
2001

TOTAL ASSETS
(Dollars in millions)



we set is in the area of loan production, where we originated a record level of $1.1 billion of loans. Our record lending volume led to a corresponding record gain on sale of loans which amounted to $10.6 million.

Despite a decrease in our net interest margin from 3.02% to 2.86%, we were still able to increase net interest income by $1.1 million, from $36.2 million for 2000 to $37.3 million for 2001. The decrease in the margin resulted from a dramatic and swift reduction in interest rates which fully impacted our assets that are subject to repricing, but could not significantly affect our lower interest rate deposits, especially core deposits which were already priced at a very low level. Additionally, our margin was affected by the $32 million of trust preferred securities issued during mid to late 2000 which carry a relatively high interest rate, compared to current rates, which were outstanding for the full year 2001.

While economic conditions took a downturn last year, our asset quality remained excellent with non-performing assets at only 0.08% of total


707
770
850
885
1998
1999
2000
2001

DEPOSIT ACCOUNTS
(Dollars in millions)


1.77
1.43
2.01
1.71
2.38
2.01
2.48
2.05
1998
1999
2000
2001

EARNINGS PER SHARE
☐ Based on Cash Earnings
☐ Reported Earnings

assets at December 31, 2001, the same level as of December 31, 2000. We believe our loan portfolio's continued outstanding performance is the direct result of our conservative underwriting standards and diligent oversight. The allowance for loan losses as a percentage of loans increased from 1.07% at December 31, 2000 to 1.13% at December 31, 2001 despite a lower loss provision than the prior year as recoveries exceeded charge-offs. While no one can predict the future of the economy or the real estate market in particular, our underwriting policies and procedures have allowed us to maintain a non-performing loans ratio which is substantially lower than the industry average and has been for several years. We will continue to monitor developments carefully and attempt to stay ahead of the changes in general economic conditions.

We continue to believe that an investment in our stock is one of the best investments we can make and an important capital management tool. During 2001 we continued to repurchase our stock to enhance shareholder value and are now in the process of completing our ninth 5% stock repurchase.



As a result of our efforts this year, the market rewarded our shareholders with an increase in our stock price from $20.88 on December 31, 2000 to $24.10 at December 31, 2001, an increase of 15%.

I want to take this opportunity to thank my fellow shareholders and customers for your continued support, and my fellow Directors, Officers and Staff for their contributions to the Company's success during 2001. I want to particularly thank W. Robert Mill, who retired in September 2001, for his many contributions over his 24 years of service.

Sincerely,

David F. Holland

Chairman, Chief Executive Officer, President

BostonFed Bancorp, Inc.

DEPOSIT PORTFOLIO COMPOSITION


Certificate of Deposit 45%
Money Market 7%
N.O.W. Account 16%
Regular Savings 20%
Non-Interest Bearing 12%

LOAN PORTFOLIO AS % OF TOTAL LOANS


1 to 4 Family 70%
Commercial Real Estate 10%
Construction and Land 9%
Home Equity Loans 6%
Multi-family, Consumer, Business and Other 5%

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

The selected consolidated financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

	At December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Selected Financial Condition Data:					
Total assets	$1,470,866	$1,327,782	$1,253,653	$1,139,123	$974,680
Investment securities available for sale[1]	63,258	63,421	53,203	49,137	31,767
Investment securities held to maturity[1]	554	2,304	2,304	7,302	20,630
Mortgage-backed securities available for sale[1]	94,922	15,372	15,540	21,029	19,125
Mortgage-backed securities held to maturity[1]	40,822	55,283	13,941	22,913	38,350
Mortgage loans held for sale	24,612	12,816	16,174	17,008	9,817
Loans, net	1,055,798	1,036,435	1,032,594	943,662	791,728
Allowance for loan losses	12,328	11,381	10,654	8,500	6,600
Deposit accounts	884,516	849,647	770,049	707,144	619,821
Borrowed funds	449,000	344,334	387,555	337,500	263,640
Stockholders' equity	93,388	89,913	85,704	81,794	81,611

	For The Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Selected Operating Data:					
Interest income	$94,896	$91,834	$80,736	$74,775	$68,037
Interest expense	57,562	55,626	47,208	42,557	37,129
Net interest income	37,334	36,208	33,528	32,218	30,908
Provision for loan losses	820	1,000	1,626	1,642	1,696
Net interest income after provision for loan losses	36,514	35,208	31,902	30,576	29,212
Total non-interest income	16,599	14,354	6,911	6,128	4,806
Total non-interest expense	38,248	34,508	25,300	23,932	21,458
Income before income taxes	14,865	15,054	13,513	12,772	12,560
Income tax expense	5,209	5,344	4,945	5,151	5,505
Net income	$9,656	$9,710	$8,568	$7,621	$7,055

SELECTED FINANCIAL RATIOS AND OTHER DATA

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Performance Ratios:[2]					
Return on average assets	0.69%	0.75%	0.72%	0.72%	0.75%
Return on average stockholders' equity	10.32	10.72	10.00	9.02	8.21
Dividend payout ratio	26.61	24.64	25.84	24.67	20.31
Average stockholders' equity to average assets	6.65	6.99	7.21	7.99	9.11
Stockholders' equity to total assets at end of period	6.35	6.77	6.84	7.18	8.37
Average interest rate spread[3]	2.56	2.75	2.59	2.69	2.94
Net interest margin[4]	2.86	3.02	2.97	3.17	3.42
Average interest-earning assets to average interest-bearing liabilities	106.9	106.0	109.0	111.6	111.5
Asset Quality Ratios:[2]					
Non-performing loans as a percent of loans[5,6]	0.11	0.09	0.07	0.09	0.17
Non-performing assets as a percent of total assets[6]	0.08	0.08	0.09	0.08	0.16
Allowance for loan losses as a percent of loans[5]	1.13	1.07	1.01	0.88	0.82
Allowance for loan losses as a percent of non-performing loans[6]	1,064.59	1,190.48	1,428.15	1,050.68	469.75
Number of full-service banking facilities	11	11	10	10	10
Number of shares outstanding at end of period (in thousands)	4,451	4,648	4,973	5,112	5,520
Per Share Data:					
Basic earnings per common share	$2.18	$2.07	$1.78	$1.50	$1.28
Diluted earnings per common share	2.05	2.01	1.71	1.43	1.24
Dividends per common share	0.58	0.51	0.46	0.37	0.26
Book value per common share at end of period	21.39	19.82	17.88	16.84	15.72
Market value per common share at end of period	24.10	20.88	15.88	17.63	21.88

[1] The balance does not include FHLB-Boston stock.

[2] Asset Quality and Regulatory Capital Ratios are end of period.

[3] The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

[4] The net interest margin represents net interest income as a percent of average interest-earning assets.

[5] Loans includes loans, net, and mortgage loans held for sale, excluding the allowance for loan losses.

[6] Non-performing assets consist of non-performing loans, real estate owned ("REO"), and other repossessed assets. Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal. It is the Company's policy to cease accruing interest on all such loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion may contain certain forward-looking statements which are based on current management expectations. Generally, verbs in the future tense and the words, "believe", "anticipate", "intends", "opinion", "potential", and similar expressions identify forward-looking statements. Examples of this forward-looking information can be found in, but are not limited to, the allowance for losses discussion, litigation, subsequent events and any quantitative and qualitative disclosure about market risk. The actual results of BostonFed Bancorp, Inc., (the "Company") could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services, prices and litigation. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions, which may be made to any forward-looking statements, to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Company, headquartered in Burlington, Massachusetts, was organized in 1995 under Delaware law as the holding company for Boston Federal Savings Bank, ("BFS") in connection with the conversion of BFS from a mutual to a stock form of ownership. The Company later acquired Broadway National Bank, ("BNB") a nationally-chartered commercial bank, as its wholly-owned subsidiary. In December 1999, the Company acquired Diversified Ventures, Inc., d/b/a Forward Financial Company ("Forward Financial") and Ellsmere Insurance Agency, Inc. ("Ellsmere"). Forward Financial operates as a subsidiary of BFS and Ellsmere has limited operations as a subsidiary of BNB.

The Company's business has been conducted primarily through its wholly-owned subsidiaries of BFS and BNB (collectively, the "Banks"). BFS operates its administrative/bank branch office located in Burlington, Massachusetts and its eight other bank branch offices located in Arlington, Bedford, Billerica, Boston, Lexington, Peabody, Wellesley and Woburn, all of which are located in the greater Boston metropolitan area. BFS' subsidiary, Forward Financial, maintains its headquarters in Northborough, Massachusetts and operates in approximately 25 states across the U.S. BNB operates banking offices in Chelsea and Revere, both of which are also in the greater Boston metropolitan area. Through its subsidiaries, the Company attracts retail deposits from the general public and invests those deposits and other borrowed funds in loans, mortgage-backed securities, U.S. Government and federal agency securities and other securities. The Company originates mortgage loans for its investment portfolio and for sale and generally retains the servicing rights of loans it sells. Additionally, the Company originates chattel mortgage loans, substantially all of which are sold in the secondary market, servicing released. Loan sales are made from loans held in the Company's portfolio designated as being held for sale or originated for sale during the period. The Company's revenues are derived principally from interest on its loans, and to a lesser extent, interest and dividends on its investment and mortgage-backed securities, gains on sale of loans, fees and loan servicing income. The Company's primary sources of funds are deposits, principal and interest payments on loans, investments, mortgage-backed securities, Federal Home Loan Bank of Boston ("FHLB") advances and proceeds from the sale of loans.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits, borrowings and corporation obligated mandatorily redeemable capital securities distributions ("trust preferred securities") expense. Results of operations are also affected by the Company's provision for loan losses, investment activities, gains or losses on sale of loans, amortization of originated mortgage servicing rights, loan servicing fees and other fees. The Company's non-interest expense principally consists of compensation and benefits, occupancy and equipment expense, advertising, data processing expense, goodwill amortization, and other expenses. Results of operations of the Company are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

During the first three years following its initial public offering, the Company was a savings and loan holding company subject to the regulations of the Office of Thrift Supervision ("OTS"). The Company later became a bank holding company subject to the regulations of the Federal Reserve Bank as a result of the Company's acquisition of BNB on February 7, 1997. BFS is regulated by the OTS and BNB is regulated by the Office of the Comptroller of the Currency ("OCC"). Since the acquisition of Forward Financial and Ellsmere in December 1999, the financial statements of the Company and the following discussion regarding the Company's financial condition and results of operations at and for the years ended December 31, 2001, 2000 and 1999, include information and data related to Forward Financial and Ellsmere only from December 7, 1999 to December 31, 2001.

Liquidity and Capital Resources

The primary source of cash flow for the Company is dividend payments from BFS and BNB, sales and maturities of investment securities and, to a lesser extent, earnings on deposits held by the Company. Dividend payments by BFS and BNB have primarily been used to fund stock repurchase programs, the payment of dividends to stockholders, interest on trust preferred securities and other operating expenses of the Company. The ability of BFS and BNB to pay dividends and other capital distributions to the Company is generally limited by OTS and OCC regulations, respectively. Additionally, the OTS and OCC may prohibit the payment of dividends that are otherwise permissible by regulation for safety and soundness reasons. As of December 31, 2001, BFS and BNB had $25.6 million of dividends that could be paid to the Company without regulatory approval and the Company had $4.4 million of securities available for sale and $12.3 million cash or cash equivalents. Any dividend by BFS or BNB beyond its current year net income combined with retained net income of the preceding two years would required notification to and approval of the OTS or the OCC. To the extent BFS or BNB were to apply for a dividend distribution to the Company in excess of the regulatory permitted dividend amounts, no assurances can be made such application would be approved by the regulatory authorities.

The Banks' primary sources of funds are deposits, (including brokered deposits), principal and interest payments on loans, sales of loans, investments, mortgage-backed and related securities and FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management has maintained adequate liquidity so that it may invest any excess liquidity in higher yielding interest-earning assets or use such funds to repay higher cost FHLB advances. Neither the OTS nor the OCC provide specific guidance for liquidity ratios for BFS and BNB, respectively, but do require the banks to maintain reasonable and prudent liquidity levels. Management believes such levels are being maintained.

The Company's and Banks' most liquid assets are cash, overnight federal funds sold, short-term investments and investments available for sale. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2001, cash and cash equivalents, investment securities available for sale, mortgage-backed securities available for sale and mortgage loans held for sale totaled $278.7 million or 18.9% of total assets.

The Banks have other sources of liquidity if a need for additional funds arises, including FHLB advances and wholesale-brokered deposits and repurchase agreements (collateralized borrowings). At December 31, 2001, the Banks had $449.0 million in advances outstanding from the FHLB and had, with existing collateral, an additional $78.7 million in overall borrowing capacity from the FHLB. Borrowing capacity can also be increased upon the delivery of mortgage notes on non owner-occupied 1-4 family loans, multi-family and commercial loans. The Banks generally avoid paying the highest deposit rates in their market and accordingly utilize alternative sources of funds such as FHLB advances, repurchase agreements and wholesale-brokered deposits to supplement cash flow needs.

At December 31, 2001, the Banks had commitments to originate loans and unused outstanding lines of credit totaling $242.1 million. The Banks anticipate that they will have sufficient funds available to meet their current loan origination commitments. Certificate accounts, which are scheduled to mature in less than one year from December 31, 2001, totaled $247.8 million. The Banks expect that a substantial majority of the maturing certificate accounts will be retained by the Banks at maturity.

At the time of conversion, BFS established a liquidation account in an amount equal to its retained earnings as of June 30, 1995. The liquidation account is reduced to the extent that eligible account holders reduce their qualifying deposits. BFS is not permitted to declare or pay dividends on its capital stock, or repurchase any of its outstanding stock, if the effect thereof would cause its stockholders' equity to be reduced below the amount required for the liquidation account or applicable regulatory capital requirements. The balance of the liquidation account at December 31, 2001 was approximately $6.0 million.

The Company is required to maintain a ratio of capital to assets, on a consolidated basis, which is substantially equal to that required to be maintained by the Banks. At December 31, 2001, the consolidated Generally Accepted Accounting Principals ("GAAP")capital to assets ratio of the Company was 6.3%, and its regulatory capital levels exceeded the minimum regulatory capital requirements for the Company. As of December 31, 2001, BFS exceeded all of its regulatory capital requirements with tangible, core, risk-based tier 1, and risk-based total capital ratios of 6.3%, 6.3%, 10.4% and 11.7%, respectively, compared to the minimum regulatory requirements for adequately capitalized levels of 2.0%, 4.0%, 4.0% and 8.0%, respectively. BNB also exceeded the minimum regulatory capital requirements for adequately capitalized levels with leverage capital, risk-based tier 1 capital and risk-based total capital ratios of 5.9%, 12.2% and 13.4%, respectively, compared to the minimum regulatory requirements for adequately capitalized levels of 4.0%, 4.0% and 8.0%, respectively.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected throughout the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Market Risk and Management of Interest Rate Risk

One of the principal market risks affecting the Company is interest rate risk. The objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements, and performance objectives, and to manage the risk consistent with Board of Directors' approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company monitors its interest rate risk as such risk relates to its operating strategies. The Company's Board of Directors has established a management Asset/Liability Committee that is responsible for reviewing the Company's asset/liability policies and interest rate risk position. The Committee reports trends and interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company.

In recent years, the Company has utilized the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of adjustable-rate mortgage loans; (2) generally selling in the secondary market substantially all fixed-rate mortgage loans originated with terms of 15 years or greater while generally retaining the servicing rights thereof; (3) primarily investing in short-term investment securities or mortgage-backed securities with adjustable interest rates; and (4) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing longer-term deposits such as wholesale brokered deposits and utilizing longer term FHLB advances to replace short-term, rate sensitive, retail deposits. A portion of the FHLB advances may be called depending on the level of interest rates relative to the interest rate being charged at the applicable call date. Accordingly, if interest rates rise sufficient to trigger the call feature, the Company's net interest margin may be negatively impacted if called advances are replaced by new, higher cost advances.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Company's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. These differences are a primary component of the risk to net interest income. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a positive gap position would be in a better position to invest in higher yielding assets which, consequently, may result in the yield on its assets increasing at a pace more closely matching the increase in the cost of its interest-bearing liabilities than if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap which, consequently, may tend to restrain the growth of, or reduce, its net interest income.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The Gap Table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. Annual prepayment rates for adjustable-rate and fixed-rate residential loans are assumed to be 20.3% and 18.6%, respectively. Annual prepayment rates for adjustable-rate and fixed-rate mortgage-backed securities are assumed to be 29.5% and 10.4%, respectively. Money market deposit accounts are assumed to be immediately rate-sensitive, while passbook accounts and negotiable order of withdrawal ("NOW") accounts are assumed to have decay rates of 12% annually. These assumptions may or may not be indicative of actual prepayment and withdrawals experienced by the Company. The table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the actual repricing dates of various assets and liabilities is subject to customer discretion and competitive and other pressures and, therefore, actual experience may vary from that indicated.

The following table shows the gap position of the Company at December 31, 2001 and 2000:

	3 Months or Less	More than 3 Months to 6 Months	More than 7 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars in thousands)						
Interest-earning assets							
Short-term investments	$ 47,991	$ 9	$ 155	$ 3	$ 0	$ 0	$ 48,158
Investment securities	59,134	1,015	0	2,651	1,012	0	63,812
Fixed rate loans(1)	16,986	16,157	30,708	99,010	73,795	58,282	294,938
Adjustable rate loans(1)	258,601	61,265	119,449	237,533	118,906	888	796,642
Mortgage-backed securities	15,131	9,526	18,198	56,663	19,461	16,765	135,744
Stock in FHLB-Boston	24,208	0	0	0	0	0	24,208
Total Interest-earning assets	422,051	87,972	168,510	395,860	213,174	75,935	1,363,502
Interest-bearing liabilities							
Money market deposit accounts	58,133	0	0	0	0	0	58,133
Savings accounts	58,172	3,798	7,596	30,382	30,382	50,636	180,966
NOW accounts	4,156	4,156	8,312	33,246	33,246	55,412	138,528
Certificate accounts	88,401	95,391	68,137	123,673	20,511	0	396,113
FHLB advances	60,000	35,000	87,000	129,000	30,000	108,000	449,000
Preferred trust	0	0	0	0	0	32,000	32,000
Total interest-bearing liabilities	268,862	138,345	171,045	316,301	114,139	246,048	1,254,740
Interest-earning assets less interest-bearing liabilities	$153,189	$(50,373)	$ (2,535)	$ 79,559	$ 99,035	$(170,113)	$ 108,762
Cumulative interest rate sensitivity gap December 31, 2001	$153,189	$102,816	$100,281	$179,840	$278,875	$ 108,762	$ 108,762
Cumulative interest rate gap as a percentage of total assets at December 31, 2001	10.41%	6.99%	6.82%	12.23%	18.96%	7.39%	
Cumulative interest rate gap as a percentage of total interest-earning assets at December 31, 2001	11.23%	7.54%	7.35%	13.19%	20.45%	7.98%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2001	156.98%	125.25%	117.34%	120.10%	127.65%	108.67%	
Cumulative interest rate sensitivity gap December 31, 2000	$119,129	$ 84,642	$111,473	$103,294	$144,309	$ 78,763	$ 78,763
Cumulative interest rate gap as a percentage of total assets at December 31, 2000	8.97%	6.38%	8.40%	7.78%	10.87%	5.93%	
Cumulative interest rate gap as a percentage of total interest-earning assets at December 31, 2000	9.71%	6.90%	9.09%	8.42%	11.76%	6.42%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2000	154.50%	124.63%	123.21%	112.55%	114.84%	106.86%	

(1) Includes total loans net of non-performing loans.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features, which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

The Company's interest rate sensitivity is also monitored by management through the use of a model which internally generates estimates of the change in net portfolio value ("NPV") over a range of interest rate change scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Company's Board of Directors has established certain minimum NPV limits by interest rate shock. These approved limits are included in the following table. The Company is operating above these minimum limits imposed by the Board of Directors. The OTS also produces a similar analysis using its own model, based upon data submitted on the Company's quarterly Thrift Financial Reports for BFS, the results of which may vary from the Company's internal model primarily due to differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. For purposes of the NPV table, prepayment speeds similar to those used in the Gap table were used, reinvestment rates were those in effect for similar products currently being offered and rates on core deposits were modified to reflect recent trends. The following table sets forth the Company's NPV as of December 31, 2001 and 2000, as calculated by the Company.

	Net Portfolio Value as of December 31, 2001				
Interest Rates In Basis Points (Rate Shock)	$ Amount	$ Change	% Change	Board Limits %	NPV Ratio
	(Dollar in Thousands)				
300	95,516	(20,432)	(17.6)	4.9	6.5
200	104,623	(11,326)	(9.8)	5.9	7.1
100	112,616	(3,332)	(2.9)	6.9	7.7
Static	115,948			7.0	7.9
(100)	113,002	(2,946)	(2.5)	6.9	7.7
(200)	111,260	(4,688)	(4.0)	5.9	7.6
(300)	103,611	(12,338)	(10.6)	4.9	7.0

	Net Portfolio Value as of December 31, 2000				
Interest Rates In Basis Points (Rate Shock)	$ Amount	$ Change	% Change	Board Limits %	NPV Ratio
	(Dollar in Thousands)				
300	97,908	(14,003)	(12.5)	5.4	7.4
200	103,688	(8,223)	(7.3)	6.4	7.8
100	108,457	(3,454)	(3.1)	7.4	8.2
Static	111,911			7.0	8.4
(100)	111,963	52	0.0	7.4	8.4
(200)	111,904	(7)	0.0	6.4	8.4
(300)	108,125	(3,786)	(3.4)	5.4	8.1

As in the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

During 2001, the Company continued to follow its past practice of selling, while generally retaining the servicing rights, certain fixed-rate and adjustable-rate mortgage loans which were either sold as whole loans or, prior to sale, converted to mortgage-backed securities. In conjunction with this mortgage banking activity, the Company uses forward contracts in order to reduce exposure to interest rate risk. The amount of forward coverage of the "pipeline" of mortgages is set on a day-to-day basis by an operating officer, within policy guidelines, based on the Company's assessment of the general direction of interest rates and the levels of mortgage origination activity. Forward Financial originates and sells, servicing released, substantially all of its consumer loans to various purchasers ("client lenders"). The client lenders impose their underwriting standards and if they consider an application satisfactory and accept it, the loan is approved for closing. In this manner, Forward Financial eliminates its exposure to interest rate risk as well as nearly all credit risk.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

The following table sets forth certain information relating to the Company for the years ended December 31, 2001, 2000 and 1999. The average yields and costs are derived by dividing income or expense by the average balance of interest earning assets or interest bearing liabilities, respectively, for the periods shown. The average balance data is derived from daily balances. The yields and costs include fees, premiums and discounts, which are considered adjustments to yields.

	At December 31, 2001		For the year Ended December 31, 2001			2000			1999		
	Balance	Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
			(Dollars in thousands)								
Assets:											
Interest-earning assets:											
Investment securities(1)	$ 136,178	3.41%	$ 101,675	$ 5,617	5.52%	$ 95,711	$ 6,481	6.77%	$ 92,956	$ 5,486	5.90%
Loan, net and mortgage loans held for sale(2)	1,080,410	7.07%	1,085,798	81,914	7.54%	1,036,224	80,960	7.81%	1,002,847	73,096	7.29%
Mortgage-backed securities(3)	135,744	6.33%	116,557	7,365	6.32%	67,667	4,393	6.49%	34,241	2,154	6.29%
Total interest-earning assets	1,352,332	6.63%	1,304,030	94,896	7.28%	1,199,602	91,834	7.66%	1,130,044	80,736	7.14%
Non-interest-earning assets	118,534		103,625			95,930			58,279		
Total assets	$1,470,866		$1,407,655			$1,295,532			$1,188,323		
Liabilities and Stockholders' Equity:											
Interest-bearing Liabilities:											
Money market deposit accounts	$ 58,133	1.66%	$ 54,965	1,380	2.51%	$ 55,796	1,597	2.86%	$ 59,279	1,693	2.86%
Savings accounts	180,966	1.50%	174,651	4,104	2.35%	160,118	4,476	2.80%	142,399	3,534	2.48%
NOW accounts	138,528	0.33%	127,779	735	0.58%	119,070	899	0.76%	110,684	884	0.80%
Certificate accounts	396,113	5.12%	410,119	23,884	5.82%	420,031	24,753	5.89%	356,668	19,761	5.54%
Total	773,740	3.16%	767,514	30,103	3.92%	755,015	31,725	4.20%	669,030	25,872	3.87%
Borrowed Funds(4)	449,000	5.29%	419,867	23,937	5.70%	366,450	22,764	6.21%	367,849	21,336	5.80%
Corporation-obligated mandatorily redeemable capital securities	32,000	11.01%	32,000	3,522	11.01%	10,378	1,138	10.97%	NA	NA	NA
Total interest-bearing liabilities	1,254,740	4.12%	1,219,381	57,562	4.72%	1,131,843	55,627	4.91%	1,036,879	47,208	4.55%
Non-interest-bearing liabilities	122,738		94,686			73,111			65,762		
Total liabilities	1,377,478		1,314,067			1,204,954			1,102,641		
Stockholders' equity	93,388		93,588			90,578			85,682		
Total liabilities and stockholders' equity	$1,470,866		$1,407,655			$1,295,532			$1,188,323		
Net interest income				$37,334			$36,207			$33,528	
Net interest rate spread(5)		2.51%			2.56%			2.75%			2.59%
Net interest margin(6)					2.86%			3.02%			2.97%
Ratio of interest-earning assets to interest-bearing liabilities	107.78%		106.94%			105.99%			108.99%		

(1) Includes investment securities available for sale and held to maturity, short-term investments, stock in FHLB-Boston and daily federal funds sold.

(2) Amount is net of deferred loan origination costs, construction loans in process, net unearned discount on loans purchased and allowance for loan losses and includes non-performing loans.

(3) Includes mortgage-backed securities available for sale and held to maturity.

(4) Interest paid on borrowed funds for the periods presented includes interest expense on FNMA deposits held in escrow accounts with the Company related to the Company's FNMA servicing, which, if such interest expense was excluded, would result in an average cost of borrowed funds of 5.69%, 6.21%, and 5.78% for the years ended December 31, 2001, 2000 and 1999, respectively.

(5) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated to changes due to rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest-earning assets:						
Investment securities	$ 404	$(1,268)	$ (864)	$ 163	$ 832	$ 995
Loans, net and mortgage loans held for sale	3,871	(2,917)	954	2,433	5,431	7,864
Mortgage-backed securities	3,173	(201)	2,972	2,102	137	2,239
Total interest-earning assets	7,448	(4,386)	3,062	4,698	6,400	11,098
Interest-bearing liabilities:						
Money market deposit accounts	(24)	(193)	(217)	(100)	4	(96)
Savings accounts	407	(779)	(372)	439	503	942
NOW accounts	66	(230)	(164)	67	(52)	15
Certificate accounts	(584)	(285)	(869)	3,510	1,482	4,992
Total	(135)	(1,487)	(1,622)	3,916	1,937	5,853
Borrowed funds	3,317	(2,144)	1,173	(81)	1,509	1,428
Corporation-obligated mandatorily redeemable capital securities	2,372	12	2,384	1,138	0	1,138
Total interest-bearing liabilities	5,554	(3,619)	1,935	4,973	3,446	8,419
Net change in net interest income	$1,894	$ (767)	$ 1,127	$ (275)	$2,954	$ 2,679

Asset Quality

The following table sets forth information regarding non-performing assets, which consist of: non-performing loans, real estate owned ("REO") and other repossessed assets. In addition to identifying non-performing loans, as discussed below, the Company identifies loans that are characterized as impaired. Accordingly, loans categorized as impaired include commercial real estate, multi-family, business loans and restructured loans as well as other identified loans. At December 31, 2001, non-performing loans totaled $1.2 million, impaired loans totaled $216,000, consisting of commercial real estate loans. It is the policy of the Company to generally cease accruing interest on loans 90 days or more past due and charging off all accrued interest. For the years ended December 31, 2001, 2000 and 1999, the amount of additional interest income that would have been recognized on non-performing loans if such loans had continued to perform in accordance with their contractual terms was $32,000, $40,000 and ($2,000), respectively. For the same periods, the difference between the amount of interest income which would have been recognized on impaired loans if such loans were performing in accordance with their regular terms and actual amounts recognized was $0, $0 and $2,000, respectively.

	At December 31,		
	2001	2000	1999
	(Dollars in Thousands)		
Non-performing loans:			
Residential real estate:			
One- to four-family	$ 983	$ 418	$ 721
Commercial real estate	—	—	25
Other Loans	175	538	—
Total	1,158	956	746
Real estate owned, and other repossessed assets, net(3)	31	145	376
Total non-performing assets	1,189	1,101	1,122
Restructured loans	203	206	210
Total risk elements	$ 1,392	$ 1,307	$ 1,332
Allowance for loan losses as a percent of loans(1)	1.13%	1.07%	1.01%
Allowance for loan losses as a percent of non-performing loans(2)	1,064.59	1,145.50	1,428.20
Non-performing loans as a percent of loans(1)(2)	0.11	0.09	0.07
Non-performing assets as a percent of total assets(4)	0.08	0.08	0.09

(1) Loans includes loans, net and mortgage loans held for sale, excluding allowance-for loan losses.

(2) Non-performing loans consist of all 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

(3) REO balances and other repossessed assets are shown net of related valuation allowances.

(4) Non-performing assets consist of non-performing loans and real estate owned (REO).

All of the impaired loans have been measured using the discounted cash flow method or the fair value of the collateral method if the loan is collateral dependent. During the year ended December 31, 2001, the average recorded value of impaired loans was $214,000; $14,000 of interest income was recognized and $14,000 of interest income would have been recognized under original terms. The composition of impaired loans by type is shown below:

	December 31,		
	2001	2000	1999
	(In thousands)		
Impaired loans:			
Commercial real estate	$216	$206	$235
Total impaired loans	$216	$206	$235

The Company maintains an allowance for losses that are inherent in the Company's loan portfolio. The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management determines that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

Management believes the allowance is adequate to absorb probable loan losses. Management's methodology to estimate loss exposure inherent in the portfolio includes an analysis of individual loans deemed to be impaired, reserve allocations for various loan types based on payment status or loss experience and an unallocated allowance that is maintained based on management's assessment of many factors including trends in loan delinquencies and charge-offs, current economic conditions and their effect on borrowers' ability to pay, underwriting standards by loan type, mix and balance of the portfolio, and the performance of individual loans in relation to contract terms. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance based on their judgments about information available to them at the time of their examination.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is affected by changes in market conditions.

Amounts provided for the years 2001, 2000 and 1999 were $820,000, $1.0 million and $1.6 million, respectively. The decrease in the provision for the year ended December 31, 2001 was due to continued low levels of non-performing loans and improved coverage ratio of allowance for loan losses as a percent of loans. During the year ended December 31, 2001, there were recoveries of $361,000 credited to, and charge-offs of $234,000 taken against this allowance. As of December 31, 2001, the Company's allowance for loan losses was 1.13% of total loans compared to 1.07% as of December 31, 2000. Management believes the increased coverage ratio in 2001 is prudent due to the balance increase in the combined total of construction and land, commercial real estate, home equity and improvement, multi-family and business loans. These combined total balances increased from $285.5 million at December 31, 2000 to $327.7 million at December 31, 2001, an increase of 15%. These loans aggregated to 31.0% and 27.6% of the total loans, net, at December 31, 2001 and 2000, respectively. The Company had non-performing loans of $1.2 million and $956,000 at December 31, 2001 and December 31, 2000, respectively. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. While management believes the Company's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of allowance for loan losses.

The following table sets forth activity in the Company's allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Balance at beginning of period	$11,381	10,654	8,500	$6,600	$4,400
Allowance for loan losses at acquisition date (BNB in 1997 and Forward Financial in 1999)	—	—	170	—	620
Provision for loan losses	820	1,000	1,626	1,642	1,696
Charge-offs:					
One-to four-family	118	125	19	51	370
Multi-family	0	0	1	2	84
Commercial	0	0	0	75	45
Construction and land	0	0	0	0	0
Other	116	329	36	131	16
Total	234	454	56	259	515
Recoveries	361	181	414	517	399
Balance at end of period	$12,328	11,381	10,654	$8,500	$6,600
Ratio of net charge-offs/(net recoveries) during the period to average loans outstanding during the period	(0.01)%	0.03%	(0.04)%	(0.03)%	0.02%

As part of the Company's determination of the adequacy of the allowance for loan losses, the Company monitors its loan portfolio through its Asset Classification Committee. The Committee classifies loans depending on risk of loss characteristics. The most severe classification before a charge-off is required is "sub-standard." At December 31, 2001, 2000 and 1999, the Company classified (excluding REO) $2.8 million, $3.1 million and $3.6 million as sub-standard assets, respectively. Included in these amounts were $1.2 million, $956,000, and $746,000 in non-performing assets, respectively. In the opinion of management, the performing sub-standard loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become non-performing assets in future periods. The Asset Classification Committee, which meets quarterly, determines the adequacy of the allowance for loan losses through ongoing analysis of historical loss experience, the composition of the loan portfolios, delinquency level, underlying collateral values, cash flow values and state of the real estate economy. Utilizing these procedures, management believes that the allowance for loan losses at December 31, 2001 was sufficient to provide for anticipated losses inherent in the loan portfolio.

Comparison of Financial Condition and Operating Results as of and for the Years Ended December 31, 2001 and 2000.

Changes in Financial Condition

The Company's total assets at December 31, 2001 were $1.471 billion, compared to $1.328 billion at December 31, 2000, an increase of $143.0 million or 10.8%. Asset growth was primarily attributable to a $79.6 million increase in mortgage-backed securities available for sale and a $45.3 million increase in cash and cash equivalents. The growth in loans, net was $19.4 million and was primarily due to increased originations of construction and land, commercial real estate, multi-family and equity line loans, partially offset by a reduction of $24.5 million in residential 1-4 family loans. Loans, net, increased from a balance of $1.036 billion at December 31, 2000 to a balance of $1.056 billion at December 31, 2001. The combined balances of construction and land, commercial real estate, multi-family, equity and business loans increased by $42.2 million, from a balance of $285.5 million at December 31, 2000 to a balance of $327.7 million at December 31, 2001. Mortgage-backed securities held to maturity declined by $14.5 million, from a balance of $55.3 million at December 31, 2000 to a balance of $40.8 million at December 31, 2001 due to rapid amortization and pre-payments precipitated by falling interest rates. Total cash and cash equivalents increased by $45.3 million, or 89.4%, from a balance of $50.7 million at December 31, 2000 to $96.0 million at December 31, 2001. The increase was primarily due to a $39.1 million increase in FHLB overnight and federal funds sold. This larger than normal balance was generally the result of heavy cash infusion from large sales of loans during the month of December 2001.

Deposit accounts increased by $34.9 million from a balance of $849.6 million at December 31, 2000 to a balance of $884.5 million at December 31, 2001. Also, there was a net reduction of $26.6 million of wholesale-brokered certificates of deposit. Thus, retail deposits increased by a total of $61.5 million as most of the Company's branch offices experienced moderate growth. FHLB advances and other borrowings increased $104.7 million to a balance of $449.0 million at December 31, 2001, compared to $344.3 million at December 31, 2000. Deposit growth and FHLB advances were used to support balance sheet growth as the Company continues to leverage its capital base. The Company's corporation-obligated mandatorily redeemable capital securities ("trust preferred securities") totaled $32.0 million at December 31, 2001 and 2000 as a result of the $10.0 million issuance on July 26, 2000 and $22.0 million issuance on September 22, 2000. All but a small percentage of the trust preferred securities are includable in regulatory capital calculations. Total stockholders' equity was $93.4 million at December 31, 2001, or $21.39 per share, compared to $89.9 million, or $19.82 per share, at December 31, 2000. Stockholders' equity increased during the year ended December 31, 2001 due to the combined effects of net income and the amortization of the Stock-based Incentive Plans, the Employee Stock Ownership Plan ("ESOP"), exercise of stock options and the change in market valuation, net of taxes, of the available-for sale securities portfolio, offset by the completion of the eighth and commencement of the ninth 5% stock repurchase programs and dividends paid. The stockholders' equity to total assets ratio of the Company was 6.3% and 6.8% at December 31, 2001 and 2000, respectively.

Results of Operations

General

Net income for the year ended December 31, 2001 was $9.7 million, or $2.18 basic earnings per share and $2.05 diluted earnings per share, compared to $9.7 million, or $2.07 basic earnings per share and $2.01 diluted earnings per share for the comparable period in 2000. The return on average stockholder's equity was 10.3% during the year ended December 31, 2001, compared to 10.7% for the year ended December 31, 2000. Return on average assets was 0.69% for the year ended December 31, 2001, compared to 0.75% for the year ended December 31, 2000. Earnings were impacted by a decline in net interest margins, which were 2.86% for the year ended December 31, 2001, compared to 3.02% for the prior year. Federal Reserve induced decreases in short-term interest rates throughout 2001 caused yields to decline rapidly on adjustable-rate loan products, investments and heavy refinancings of higher yielding loans. While interest rates paid on deposits and borrowings were also lowered during 2001, management was unable to reduce interest rates on core deposits in lock-step with overall market interest rates due to generally low interest rates paid on core deposits. The Company's net interest margin was also negatively impacted by the inclusion of interest expense on the trust preferred for a full year in the calculation of the net interest margin, whereas the trust preferred were outstanding for less than one-half the year 2000. However, declining interest rates during 2001 provided the Company with an opportunity to increase volumes of loans sold in the secondary market. Gain on the sale of loans increased from $9.0 million for the year ended December 31, 2000 to $10.6 million for the current year.

Interest Income

Total interest income for the year ended December 31, 2001 increased by $3.1 million to $94.9 million compared to $91.8 million for the year ended December 31, 2000. An increase in interest earned on mortgage-backed securities was the major contributor to the increase in interest income. The increase in interest income in 2001 was attributable to higher average balances of interest earning assets, partially offset by a decline in yields. The increased balances were primarily increases in the average balance of mortgage-backed securities and the average balance of loans. Average loan balances increased from $1.036 billion for 2000 to $1.086 billion for 2001. The increased average loan, net, balances generated an additional $3.9 million of interest earned while lower yields reduced interest earned on loans, net, by $2.9 million. The lower yields were generally the result of falling interest rates during 2001. The Company slowed the decline in yields by continuing to increase volume of construction and land, commercial real estate, equity and business loans. The loan portfolio average loan yield was 7.54% for 2001 compared to an average yield of 7.81% for 2000. Interest income on mortgage-backed securities increased by $2.9 million for the year ended December 31, 2001 due to an increase in average balances compared to the prior year. Average mortgage-backed securities balances increased by $48.9 million from an average of $67.7 million during 2000 to an average of $116.6 million during 2001. The major reason for the increase in the average balance was due to the purchase of collateralized mortgage obligations, (CMO's) as the Company continued to leverage its balance sheet to improve net interest income. The majority of the CMOs purchased are agency issued instruments secured by long term 1-4 family fixed rate mortgages. However, the expected average life of the securities purchased was less than four years. At December 31, 2001 the weighted average coupon of the CMO portfolio was 6.52% with an effective yield of 6.46%. The yields on mortgage-backed securities declined by 17 basis points from an average yield of 6.49% in 2000 to 6.32% in 2001. Higher average balances generated an increase in interest earned on mortgage-backed securities of $3.0 million, while lower yields reduced interest earned on such securities by $201,000 in 2001 when compared to interest earned in 2000. Interest income on investment securities and FHLB overnight and federal funds sold decreased by $864,000 to $5.6 million for the year ended December 31, 2001, compared to $6.5 million for the year ended December 31, 2000. The primary reason for the decrease is due to a lower average yield of 5.52% for the year ended December 31, 2001, compared to an average yield of 6.77% for the year ended December 31, 2000. Investment securities balances averaged $101.7 million during the year ended December 31, 2001, compared to average balances of $95.7 million for the prior year.

Interest Expense

Interest expense increased by $2.0 million, or 3.6%, for the year ended December 31, 2001 to $57.6 million compared to $55.6 million for the year ended December 31, 2000. The increase in interest expense for the year ended December 31, 2001 was due to higher interest expense on borrowed funds and the inclusion of interest expense on the trust preferred for the full year 2001, compared to less than one-half year in 2000. Interest expense on deposit accounts declined by $1.6 million for the year ended December 31, 2001, compared to the year ended December 31, 2000 due to the effects of lower cost of funds, partially offset by interest expense on higher average balances. Average savings balances were $767.5 million for the year ended December 31, 2001 compared to average deposit balances of $755.0 million for the prior year. The increased average balances for the year ended December 31, 2001 were primarily attributable to growth of $14.5 million in the average balance of savings accounts and growth of $8.7 million in NOW account average balances, partially offset by a decline of $9.9 million in the average balance of certificate accounts. The average balance of certificate accounts amounted to $410.1 million for the year ended December 31,2001, compared to an average balance of $420.0 million for the prior year. Because of the longer-term nature of certificate accounts, the average cost declined only 7 basis points, to an average cost of 5.82% for the year ended December 31, 2001, compared to 5.89% for the prior year. The overall average cost of deposit accounts declined from 4.20% for the year ended December 31, 2000 to an average cost of 3.92% for the current year. For the year ended December 31, 2001, average balances of regular savings accounts and NOW accounts amounted to $174.7 million and $127.8 million, respectively, compared to the prior year average balances of $160.1 million and 119.1 million, respectively. The cost of funds of money market deposit, savings and NOW accounts declined by 35 basis points, 45 basis points and 18 basis points, respectively in the year ended December 31, 2001 compared to the prior year. The Company's cost of interest bearing liabilities has declined slower than overall market rates as the high percentage of core deposits already bear low interest rates and such rates and market conditions precluded further substantial declines in the interest rate paid on these accounts. Borrowed funds consisted of FHLB advances and were used generally to fund loan portfolio growth. Average balances of FHLB advances were $419.9 million during the year ended December 31, 2001, an increase of $53.4 million from the prior year average balance of $366.5 million. The average cost of borrowed funds declined by 51 basis points, from 6.21% for the year ended December 31, 2001 to an average of 5.70% for the current year.

Provision for Loan Losses

The provision for loan losses amounted to $820,000 for the year ended December 31, 2001, compared to $1.0 million for the year ended December 31, 2000. The provision was based on management's evaluation of the growth and change in composition of the Company's loan portfolio, existing real estate market conditions, the level of charge-offs and classified assets. Total non-performing loans increased to $1.2 million, or 0.11% of loans, net, at December 31, 2001 from $956,000, or 0.09% of loans, net, at December 31, 2000. The Company recorded net recoveries of $127,000 during the year ended December 31, 2001, compared to net charge-offs of $273,000 during 2000. The allowance for loan losses as a percentage of total loans was 1.13% at December 31, 2001 compared to 1.07% at December 31, 2000. As a percentage of total non-performing loans, the allowance for loan losses was 1,065% at December 31, 2001, compared to 1,190% a year earlier. See also "Asset Quality" included elsewhere herein.

Non-Interest income

Total non-interest income increased to $16.6 million for the year ended December 31, 2001 from $14.4 million for the year ended December 31, 2000. Gain on sale of loans, which increased from $9.0 million for the year ended December 31, 2000 to $10.6 million for the year ended December 31, 2001, was the primary contributor to such increase. The increase was primarily due to record mortgage loan sales, made possible by the high volume of lending activity initiated by historically low interest rates, offset somewhat by lower gains on sale of manufactured housing loans. The lower gain on sales of manufactured housing loans is primarily due to recessionary conditions in the manufactured housing industry. If such market conditions persist, it may continue to adversely affect the Company's manufactured housing loan sale activity and could result in losses from such operations and/or lead to impairment of goodwill attributable to such operations. Deposit service fees increased from $2.0 million for the year ended December 31, 2000 to $2.5 million for the current year due primarily to higher levels of debit card fees and increased deposit service fees resulting from higher levels of deposit accounts during the current year. Loan processing and servicing income was a negative $275,000 for the year ended December 31, 2001, compared to income of $661,000 for the year ended December 31, 2000. The decline was due to adjustments for the impairment of originated mortgage servicing rights ("OMSR") in the current year. Adjustments to the OMSR were necessary due to the higher than expected levels of prepayments during the current year for loans serviced by the Company. Other non-interest income increased to $1.8 million for the year ended December 31, 2001, compared to $1.5 million for the prior year, due primarily to the recognition of a $273,000 gain resulting from NYCE's sale of its bank automated teller machine clearing network to a third party and the $157,000 gain on the sale of the Company's former Billerica Office location.

Non-Interest Expense

Total non-interest expense for the year ended December 31, 2001 was $38.2 million, compared to $34.5 million for 2000. The increase in non-interest expense was primarily due to increased expenses in compensation and benefits, occupancy and equipment and other non-interest expense. For the year ended December 31, 2001, compensation and benefits were $21.7 million, compared to $20.1 million for the prior year, an increase of $1.6 million. This increase was primarily due to higher than usual sales commissions and expenses incurred for the record volume of loan originations and normal year over year employee expense increases. Occupancy and equipment expense increased by $481,000 for the year ended December 31, 2001 compared to the prior year due in part to higher depreciation expenses associated with office renovations as well as expenses incurred by the addition of the new Woburn Office, which opened in May 2000. Real estate operations provided income of $257,000 in the year ended December 31, 2000, due to income recognized in the dissolution of a real estate subsidiary of BFS, whereas the Company incurred an expense of $7,000 for the year ended December 31, 2001. For the year ended December 31, 2001, other non-interest expense was $7.6 million compared to $6.3 million for the year ended December 31, 2000. This increase was primarily due to higher outside professional fees and a variety of other increased expenses.

Income Taxes

Income tax expense was $5.2 million and $5.3 million for the years ended December 31, 2001 and 2000, resulting in effective tax rates of 35.0% and 35.5%, respectively.

Comparison of Financial Condition and Operating Results as of and for the Years Ended December 31, 2000 and 1999.

Changes in Financial Condition

The Company's total assets at December 31, 2000 were $1.328 billion, compared to $1.254 billion at December 31, 1999, an increase of $74.0 million or 5.9%. Asset growth was primarily attributable to a $41.3 million increase in mortgage-backed securities held to maturity and a $16.0 million increase in cash and cash equivalents. The growth in loans, net was $3.8 million, but would have been $54.8 million if not for the transfer of $51.0 million of loans securitized into Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities. The $54.8 million loans, net growth was primarily due to increased originations of construction and land, commercial real estate, equity and business loans. Loans, net, increased from a balance of $1.033 billion at December 31, 1999 to a balance of $1,036.4 million at December 31, 2000, but the combined balances of construction and land, commercial real estate, equity and business loans increased by $52.4 million, from a balance of $214.6 million at December 31, 1999 to a balance of $267.0 million at December 31, 2000. Mortgage-backed securities held to maturity increased by $41.3 million, from a balance of $13.9 million at December 31, 1999 to a balance of $55.3 million at December 31, 2000 due to the loan securitization mentioned above. Total cash and cash equivalents increased by $16.0 million, or 46.1%, from a balance of $34.7 million at December 31, 1999 to $50.7 million at December 31, 2000. The increase was due in part to an increase of $6.3 million in overnight federal funds sold and a $9.6 million increase in cash as the Company experienced a stronger savings deposit inflow at the end of December 2000 compared to December 1999. Investment securities available for sale increased by $10.2 million as increased cash flows were invested in various securities.

Deposit accounts increased by $79.6 million from a balance of $770.0 million at December 31, 1999 to a balance of $849.6 million at December 31, 2000. This increase included $20.8 million of deposits from the Company's new Woburn Office. Also, there was a net reduction of $17.8 million of wholesale-brokered certificates of deposit. Deposit growth was believed to be enhanced by the run-off from other institutions, caused by the disruptive effects of consolidation in the Company's primary market area. FHLB advances and other borrowings decreased $43.2 million to a balance of $344.3 million at December 31, 2000, compared to $387.6 million at December 31, 1999 as portions of deposit inflows and proceeds from the Company's issuance of corporation-obligated mandatorily redeemable capital securities ("trust preferred securities") were used to repay maturing FHLB advances. Trust preferred securities totaled $32.0 million at December 31, 2000 as a result of the $10.0 million issuance on July 26, 2000 and $22.0 million issuance on September 22, 2000. All but a small percentage of the trust preferred securities are includable in regulatory capital calculations. Total stockholders' equity was $89.9 million at December 31, 2000, or $19.82 per share, compared to $85.7 million, or $17.88 per share, at December 31, 1999. Stockholders' equity increased during the year ended December 31, 2000 due to the combined effects of net income and the amortization of the Stock-based Incentive Plans, the Employee Stock Ownership Plan ("ESOP") and the change in market valuation, net of taxes, of the available-for sale securities portfolio, offset by the completion of the sixth and commencement of the seventh 5% stock repurchase programs and dividends paid. The stockholders' equity to total assets ratio of the Company was 6.8% at December 31, 2000 and 1999.

Results of Operations

General

Net income for the year ended December 31, 2000 was $9.7 million, or $2.07 basic earnings per share and $2.01 diluted earnings per share, compared to $8.6 million, or $1.78 basic earnings per share and $1.71 diluted earnings per share for the comparable period in 1999. The return on average stockholder's equity improved to 10.7% during the year ended December 31, 2000, compared to 10.0% for the year ended December 31, 1999. Return on average assets improved to 0.75% for the year ended December 31, 2000, compared to .72% for the year ended December 31, 1999. Increased earnings were primarily attributable to higher net interest income, due to improved net interest margins and increased balances of interest earning assets. The net interest margin in 2000 increased to 3.11% from 2.97% during 1999. Federal Reserve induced increases in short-term interest rates during 1999 and early 2000 created a flat yield curve that caused industry-wide margin compression until the latter half of 2000 when interest rates began to fall. The Company's margin increased primarily due to the Company's continuing efforts to expand the portfolio of commercial real estate, construction and land, equity, consumer and business loans and the effects of including interest expense on the trust preferred as non-interest expense.

Interest Income

Total interest income for the year ended December 31, 2000 increased by $11.1 million to $91.8 million compared to $80.7 million for the year ended December 31, 1999. Interest on loans increased by $7.9 million, or 10.8%, to $81.0 million, during 2000 compared to $73.1 million during 1999. The increase in interest income in 2000 was attributable to higher yields and increased average balances of interest earning assets. The increased balances were primarily increases in the average balance of mortgage-backed securities and the average balance of loans. Average loan balances increased from $1.003 billion for 1999 to $1.036 billion for 2000. The increased average loan, net, balances generated an additional $2.4 million of interest earned while higher yields increased interest earned on loans, net, by $5.4 million. The higher yields were generally the result of rising interest rates during the latter part of 1999 and early 2000 and the increased volume of construction and land, commercial real estate, equity and business loans. The loan portfolio average loan yield increased to 7.81% for 2000 compared to an average yield of 7.29% for 1999. Interest income on mortgage-backed securities increased by $2.2 million for the year ended December 31, 2000 due primarily to an increase in average balances compared to the prior year. Average mortgage-backed securities balances increased by $33.4 million from an average of $34.2 million during 1999 to an average of $67.7 million during 2000. The major reason for the increase in the average balance was due to the securitization of $50.0 million of loans into FHLMC mortgage-backed securities. The yields on mortgage-backed securities increased by 20 basis points from an average yield of 6.29% in 1999 to 6.49% in 2000. The combined effects of increased volume and yield resulted in an increase in interest earned on such securities in 2000 of $2.1 million, compared to 1999. Interest income on investment securities and overnight federal funds sold increased by $995,000 to $6.5 million for the year ended December 31, 2000, compared to $5.5 million for the year ended December 31, 1999. The primary reason for the increase is due to higher average yield of 6.77% for the year ended December 31, 2000, compared to an average yield of 5.90% for the year ended December 31, 1999. Investment securities balances averaged $95.7 million during the year ended December 31, 2000, compared to average balances of $93.0 million for the prior year.

Interest Expense

Interest expense increased by $7.3 million, or 15.5%, for the year ended December 31, 2000 to $54.5 million compared to $47.2 million for the year ended December 31, 1999. The increase in interest expense for the year ended December 31, 2000 was due primarily to higher interest expense on deposit accounts. Interest expense on deposit accounts increased by $5.9 million for the year ended December 31, 2000 due primarily to the effects of higher average balances of $755.0 million for the year ended December 31, 2000 compared to average deposit balances of $669.0 million for the prior year. The increased average balances were primarily attributable to growth of $63.4 million in the average balance of certificate accounts for the year ended December 31, 2000. The average balance of certificate accounts amounted to $420.0 million for the year ended December 31, 2000, compared to an average balance of $356.7 million for the prior year. The higher average balance in certificate accounts was the largest contributor to the increase in interest expense; $3.5 million for the year ended December 31, 2000. The increased cost of funds for certificate accounts contributed an additional $1.5 million increase in interest expense on deposit accounts. The average cost of deposit accounts increased from 3.87% for the year ended December 31, 1999 to an average cost of 4.20% for the current year. For the year ended December 31, 2000, average balances of regular savings accounts and NOW accounts increased by $17.7 million and $8.4 million, respectively, compared to the prior year. Borrowed funds consisted primarily of FHLB advances that are used generally to fund loan portfolio growth. Average balances of FHLB advances were essentially unchanged and averaged $366.5 million during the year ended December 31, 2000, a decrease of $1.4 million from the prior year average balance of $367.8 million. The average cost of borrowed funds increased by 41 basis points, from 5.80% for the year ended December 31, 1999 to an average of 6.21% for the current year.

Provision for Loan Losses

The provision for loan losses amounted to $1.0 million for the years ended December 31, 2000, compared to $1.6 million for the year ended December 31, 1999. The provision was based on management's evaluation of the growth and change in composition of the Company's loan portfolio, existing real estate market conditions, the level of charge-offs and classified assets. Total non-performing loans increased to $956,000, or 0.09% of loans at December 31, 2000 from $746,000, or 0.07% at December 31, 1999. The Company recorded net charge-offs of $273,000 during the year ended December 31, 2000, compared to net recoveries of $358,000 during 1999. The allowance for loan losses as a percentage of total loans was 1.07% at December 31, 2000 compared to 1.01% at December 31, 1999. As a percentage of total non-performing loans, the allowance for loan losses was 1,190% at December 31, 2000, compared to 1,428% a year earlier. See also "Asset Quality" included elsewhere herein.

Non-Interest income

Total non-interest income increased to $14.4 million for the year ended December 31, 2000 from $6.9 million for the year ended December 31, 1999. Gain on sale of loans, which increased from $3.0 million for the year ended December 31, 1999 to $9.0 million for the year ended December 31, 2000, was the primary contributor to such increase. The increase was primarily due to the inclusion of $7.8 million of Forward Financial's gain on sale of loans for the year ended December 31, 2000. Only $572,000 of gain on sale of loans from Forward Financial was included in the year ended December 31, 1999 as Forward Financial was acquired at the close of business December 6, 1999. Gain on sale of loans is the primary source of revenue of Forward Financial. Non-interest income also increased due to bank owned life insurance ("BOLI"), which was purchased in July 1999. The policy generated $1.3 million of income for the year ended December 31, 2000, compared to $556,000 for the prior year, through increases in the cash surrender value. Deposit service fees were $2.0 million for the year ended December 31, 2000, compared to $1.7 million for the year ended December 31, 1999 due to increases in debit card fees and increased deposit service fees resulting from higher levels of deposit accounts during the current year. Other non-interest income increased to $1.5 million for the year ended December 31, 2000, compared to $1.0 million for the prior year due to the inclusion of a full year of Forward Financial's other non-interest income.

Non-Interest Expense

Total non-interest expense for the year ended December 31, 2000 was $35.6 million, compared to $25.3 million for 1999. The primary reason for the increase was due to the inclusion of Forward Financial's expenses for a full year and to a lesser extent increases in expenses due to increased staff levels for the

Company's corporate and business lending department, expenses associated with the new Woburn Office and normal year-over-year increases. Goodwill amortization increased to $1.4 million for the year ended December 31, 2000, compared to $284,000 for the prior year due to the amortization of the goodwill incurred as part of the acquisition of Forward Financial and Ellsmere Insurance Agency. The trust preferred securities expense amounted to $1.1 million. Real estate operations provided income of $257,000 in the year ended December 31, 2000, compared to income of $71,000 for the year ended December 31, 1999. The current year's income is larger due to income recognized in the dissolution of a real estate subsidiary of BFS.

Income Taxes

Income tax expense was $5.3 million and $4.9 million for the years ended December 31, 2000 and 1999, resulting in effective tax rates of 35.5% and 36.6%, respectively. The effective tax rate was lower during the current year due primarily to the effects of the investment in BOLI, which provided income that is not taxed at the state or federal level.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") no. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The impact of adoption was not material to the Company.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company has adopted the provisions of SFAS No. 142 effective January 1, 2002.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. As of January 1, 2002, the Company has performed the required transition impairment test of goodwill and has determined that no impairment adjustment is required.

Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances. The impairment evaluation requires the Company to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, *Business Combinations.* The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The difference between the implied fair value and the carrying value of the goodwill is the amount of the impairment.

At December 31, 2001, the Company had $17.8 million of goodwill on its balance sheet that was being amortized at a rate of approximately $1.4 million annually. The adoption of this Statement is expected to increase basic earnings per share by approximately $.21 and diluted earnings per share by approximately $.20, assuming no impairment expense, based on outstanding weighted average share data at December 31, 2001.

Independent Auditors' Report

The Board of Directors and Stockholders
BostonFed Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of BostonFed Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BostonFed Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
January 22, 2002

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2000

(Dollars in thousands, except share and per share amounts)

Assets		2001	2000
Cash and due from banks (note 1)	$	47,799	41,499
Federal funds sold		47,888	8,809
Certificates of deposit		270	367
Total cash and cash equivalents		95,957	50,675
Investment securities available for sale (amortized cost of $62,868 for 2001 and $63,361 for 2000) (note 3)		63,258	63,421
Investment securities held to maturity (fair value of $598 for 2001 and $2,328 for 2000) (notes 4 and 10)		554	2,304
Mortgage-backed securities available for sale (amortized cost of $95,139 for 2001 and $15,488 for 2000) (notes 3 and 10)		94,922	15,372
Mortgage-backed securities held to maturity (fair value of $41,547 for 2001 and $54,970 for 2000) (notes 4 and 10)		40,822	55,283
Mortgage loans held for sale		24,612	12,816
Loans, net of allowance for loan losses of $12,328 for 2001 and $11,381 for 2000 (notes 5 and 6)		1,055,798	1,036,435
Accrued interest receivable (note 7)		6,317	7,375
Stock in FHLB of Boston, at cost (note 10)		24,208	20,649
Bank-owned life insurance		23,078	21,823
Premises and equipment, net (note 8)		10,295	10,647
Goodwill, net of amortization (note 1)		17,776	19,195
Deferred income tax asset, net (note 11)		854	1,563
Prepaid expenses and other assets		12,415	10,224
Total assets	$	1,470,866	1,327,782
Liabilities and Stockholders' Equity			
Liabilities:			
Deposit accounts (note 9)	$	884,516	849,647
Federal Home Loan Bank advances and other borrowings (note 10)		449,000	344,334
Corporation obligated mandatorily redeemable capital securities (note 13)		32,000	32,000
Advance payments by borrowers for taxes and insurance		2,614	2,864
Accrued expenses and other liabilities		9,348	9,024
Total liabilities		1,377,478	1,237,869
Commitments and contingencies (notes 3, 4, 5, 8 and 14)			
Stockholders' equity (notes 2 and 12):			
Preferred stock, $.01 par value. Authorized 1,000,000 shares; none issued		—	—
Common stock, $.01 par value. Authorized 17,000,000 shares; 6,589,617 shares issued for 2001 and 2000		66	66
Additional paid-in capital		68,259	67,538
Retained earnings		64,702	57,696
Accumulated other comprehensive income		105	88
Treasury stock, at cost (2,138,964 and 1,956,736 shares for 2001 and 2000, respectively)		(39,158)	(34,281)
Unallocated ESOP shares		(529)	(1,058)
Unearned stock-based incentive plan		(57)	(136)
Total stockholders' equity		93,388	89,913
Total liabilities and stockholders' equity	$	1,470,866	1,327,782

See accompanying notes to consolidated financial statements.

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)

		2001	2000	1999
Interest income:				
Loans (note 5)	$	81,914	80,960	73,096
Investment securities		5,150	6,024	4,818
Mortgage-backed securities		7,365	4,393	2,154
Federal funds sold		467	457	668
Total interest income		94,896	91,834	80,736
Interest expense:				
Deposit accounts (note 9)		30,103	31,725	25,872
Borrowed funds (note 10)		23,937	22,764	21,336
Corporation obligated mandatorily redeemable capital securities distributions (note 13)		3,522	1,137	—
Total interest expense		57,562	55,626	47,208
Net interest income		37,334	36,208	33,528
Provision for loan losses (note 6)		820	1,000	1,626
Net interest income after provision for loan losses		36,514	35,208	31,902
Noninterest income:				
Gain on sale of loans		10,625	9,009	3,017
Deposit service fees		2,476	1,961	1,742
Income from bank owned life insurance (note 12)		1,255	1,267	556
Loan processing and servicing fees (note 5)		(275)	661	583
Gain (loss) on sale of investments (note 3)		690	5	(28)
Other		1,828	1,451	1,041
Total noninterest income		16,599	14,354	6,911
Noninterest expense:				
Compensation and benefits (note 12)		21,674	20,073	14,955
Occupancy and equipment		4,737	4,256	3,284
Data processing		1,685	1,513	1,589
Advertising expense		1,032	1,051	691
Deposit insurance premiums		167	164	368
Real estate operations		7	(257)	(71)
Goodwill amortization (note 1)		1,418	1,406	284
Other		7,528	6,302	4,200
Total noninterest expense		38,248	34,508	25,300
Income before income taxes		14,865	15,054	13,513
Income tax expense (note 11)		5,209	5,344	4,945
Net income	$	9,656	9,710	8,568
Basic earnings per share	$	2.18	2.07	1.78
Diluted earnings per share	$	2.05	2.01	1.71
Weighted average shares outstanding - basic		4,436	4,700	4,825
Weighted average shares outstanding - diluted		4,702	4,827	4,997

See accompanying notes to consolidated financial statements.

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999

(In thousands, except shares and per share amounts)

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Unallocated ESOP shares	Unearned Stock-Based Incentive Plan ("SIP")	Total stockholders' equity
Balance at December 31, 1998	6,590	$ 66	66,417	44,256	312	(26,128)	(2,418)	(711)	81,794
Common stock repurchased (144,360 shares at an average price of $17.31 per share)	—	—	—	—	—	(2,492)	—	—	(2,492)
Stock options exercised (5,000 shares at an average price of $12.44 per share, net of tax benefit)	—	—	(19)	—	—	88	—	—	69
Cash dividends declared and paid ($.46 per share)	—	—	—	(2,343)	—	—	—	—	(2,343)
Reduction in unallocated ESOP shares charged to expense	—	—	—	—	—	—	755	—	755
Appreciation in fair value of shares charged to expense for compensation plans	—	—	800	—	—	—	—	—	800
Earned portion of SIP shares charged to expense	—	—	—	—	—	—	—	350	350
Comprehensive income: Changes in net unrealized gain (loss) in investments available for sale, net	—	—	—	—	(1,797)	—	—	—	(1,797)
Net income	—	—	—	8,568	—	—	—	—	8,568
Comprehensive income									6,771
Balance at December 31, 1999	6,590	66	67,198	50,481	(1,485)	(28,532)	(1,663)	(361)	85,704

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999

(In thousands, except shares and per share amounts)

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Unallocated ESOP shares	Unearned Stock-Based Incentive Plan ("SIP")	Total stockholders' equity
									(Continued)
Common stock repurchased (332,400 shares at an average price of $17.71 per share)	—	$ —	—	—	—	(5,886)	—	—	(5,886)
Stock options exercised (7,800 shares at an average price of $13.06 per share, net of tax benefit)	—	—	(8)	—	—	137	—	—	129
Cash dividends declared and paid ($.52 per share)	—	—	—	(2,495)	—	—	—	—	(2,495)
Reduction in unallocated ESOP shares charged to expense	—	—	—	—	—	—	605	—	605
Appreciation in fair value of shares charged to expense for compensation plans	—	—	348	—	—	—	—	—	348
Earned portion of SIP shares charged to expense	—	—	—	—	—	—	—	225	225
Comprehensive income: Changes in net unrealized gain in investments available for sale, net	—	—	—	—	1,573	—	—	—	1,573
Net income	—	—	—	9,710	—	—	—	—	9,710
Comprehensive income									11,283
Balance at December 31, 2000	6,590	66	67,538	57,696	88	(34,281)	(1,058)	(136)	89,913

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999

(In thousands, except shares and per share amounts)

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Unallocated ESOP shares	Unearned Stock-Based Incentive Plan ("SIP")	Total stockholders' equity
Common stock repurchased (307,626 shares at an average price of $22.45 per share)	—	$ —	—	—	—	(6,907)	—	—	(6,907)
Stock options exercised (109,798 shares at an average price of $12.51 per share, net of tax benefit)	—	—	(256)	—	—	2,030	—	—	1,774
Cash dividends declared and paid ($.58 per share)	—	—	—	(2,650)	—	—	—	—	(2,650)
Reduction in unallocated ESOP shares charged to expense	—	—	—	—	—	—	529	—	529
Appreciation in fair value of shares charged to expense for compensation plans	—	—	684	—	—	—	—	—	684
Earned portion of SIP shares charged to expense	—	—	—	—	—	—	—	79	79
Tax Benefit on SIP Distribution	—	—	293	—	—	—	—	—	293
Comprehensive income: Changes in net unrealized gain in investments available for sale, net	—	—	—	—	17	—	—	—	17
Net income	—	—	—	9,656	—	—	—	—	9,656
Comprehensive income									9,673
Balance at December 31, 2001	6,590	$ 66	68,259	64,702	105	(39,158)	(529)	(57)	93,388

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands)

	2001	2000	1999
Net cash flows from operating activities:			
Net income	$ 9,656	9,710	8,568
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion, net	2,817	2,670	1,465
Earned SIP shares	79	225	350
Reduction in unallocated ESOP shares	529	605	755
Appreciation in fair value of shares charged to expense for compensation plans	684	348	800
Income from bank-owned life insurance	(1,255)	(1,267)	(556)
Provision for loan losses	820	1,000	1,626
Recovery for valuation allowance for real estate owned	—	7	—
Loans originated for sale	(592,310)	(259,134)	(301,464)
Proceeds from sale of loans	591,139	271,501	305,315
Net (gain) or loss on sale of investment securities	(690)	(5)	28
Deferred income tax expense	571	221	185
Gain on sale of real estate acquired through foreclosure	—	(4)	(15)
Gain on sale of loans	(10,625)	(9,009)	(3,017)
Gain on sale of office premises	(217)	—	—
Increase (decrease) in accrued interest receivable	1,058	(1,108)	(718)
Decrease in prepaid expenses and other assets	(1,904)	(1,993)	(92)
Increase (decrease) in accrued expenses and other liabilities	128	1,418	(3,190)
Net cash provided by operating activities	480	15,185	10,040
Cash flows from investing activities:			
Net cash paid for acquisitions	—	(975)	(28,609)
Proceeds from sales of investment securities available for sale	26,743	46	—
Proceeds from sale of mortgage-backed securities available for sale	—	—	4,034
Proceeds from maturities of investment securities available for sale	25,412	6,000	20,375
Proceeds from maturities of investment securities held to maturity	1,750	—	5,500
Purchase of investment securities available for sale	(52,053)	(14,904)	(27,329)
Purchase of investment securities held to maturity	—	—	(500)
Purchase of mortgage-backed securities available for sale	(101,843)	(1,986)	(5,005)
Principal repayments of investments securities available-for-sale	1,217	628	657
Principal repayments on mortgage-backed securities held to maturity	14,439	9,620	8,993
Principal repayments on mortgage-backed securities available for sale	22,105	2,343	5,899
Increase in portfolio loans, net	(20,183)	(55,816)	(79,700)
Purchase of FHLB stock	(3,559)	(338)	(2,509)
Purchases of premises and equipment	(1,663)	(3,743)	(2,314)
Proceeds from sale of real estate owned	147	314	61
Proceeds from sale of office premises	790	—	—
Additional investment in real estate owned	(2)	(86)	(98)
Purchase of bank owned life insurance	—	—	(20,000)
Net cash used in investing activities	(86,700)	(58,897)	(120,545)

(Continued)

BOSTONFED BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands)

	2001	2000	1999
Cash flows from financing activities:			
Increase in deposits accounts	$ 34,869	79,598	62,905
Proceeds from corporation obligated mandatorily redeemable capital securities	—	32,000	—
Proceeds from Federal Home Loan Bank advances	510,078	476,199	356,581
Repayments of Federal Home Loan Bank advances	(405,412)	(516,365)	(309,581)
Proceeds from other borrowings	—	1,945	3,055
Repayments of other borrowings	—	(5,000)	—
Decrease in advanced payments by borrowers for taxes and insurance	(250)	(434)	(194)
Cash dividends paid	(2,650)	(2,495)	(2,343)
Common stock repurchased	(6,907)	(5,886)	(2,492)
Stock options exercised	1,774	129	69
Net cash provided by financing activities	131,502	59,691	108,000
Net increase (decrease) in cash and cash equivalents	45,282	15,979	(2,505)
Cash and cash equivalents at beginning of year	50,675	34,696	37,201
Cash and cash equivalents at end of year	$ 95,957	50,675	34,696
Supplemental disclosure of cash flow information:			
Payments during the year for:			
Interest	$ 54,187	55,475	46,460
Taxes	4,824	4,567	7,283
Supplemental schedule of noncash investing activities:			
Transfers of mortgage loans to real estate owned	$ —	—	83
Conversion of real estate loans to mortgage-backed securities held to maturity	—	50,975	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies (Dollars in Thousands)

BostonFed Bancorp, Inc. (the Company) is a bank holding company which is headquartered in Burlington, Massachusetts and provides a variety of loan and deposit services to its customers through a network of banking and finance locations. The Company's deposit gathering is concentrated in the communities surrounding its banking offices located in the greater Boston metropolitan area municipalities of Arlington, Bedford, Billerica, Boston, Burlington, Chelsea, Lexington, Peabody, Revere, Wellesley and Woburn.

The Company is subject to competition from other financial institutions including commercial banks, other savings banks, credit unions, mortgage banking companies and other financial service providers. The Company is subject to the regulations of, and periodic examination by the Federal Reserve Bank (FRB). Boston Federal Savings Bank (BFS), a federally-chartered stock savings bank, is subject to the regulations of, and periodic examination by, the Office of Thrift Supervision (OTS). Broadway National Bank (BNB), a national chartered commercial bank, is subject to the regulations of, and periodic examination by the Office of the Comptroller of the Currency (OCC). The Federal Deposit Insurance Corporation (FDIC) insures the deposits of BFS through the Saving Association Insurance Fund (SAIF) and insures the deposits of BNB through the Bank Insurance Fund (BIF).

The Company acquired BNB effective the close of business February 7, 1997, which was accounted for using the purchase method of accounting. The Company acquired Diversified Ventures, Inc. d/b/a Forward Financial Company (Forward Financial) and Ellsmere Insurance Agency, Inc. (Ellsmere) effective December 7, 1999, which were also accounted for using the purchase method. Forward originates loans primarily direct with customers purchasing or refinancing manufactured homes, recreational vehicles, and boats and subsequently sells substantially all such loans. Forward Financial is a subsidiary of BFS and Ellsmere is a subsidiary of BNB.

In preparing these financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities as of the dates of the balance sheets, and income and expense for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Boston Federal Savings Bank, Broadway National Bank, B.F. Funding Corporation (B.F. Funding), BFD Preferred Capital Trust I, and BFD Preferred Capital Trust II.

Boston Federal Savings Bank includes its wholly owned subsidiaries, including Forward Financial Company. Broadway National Bank includes its wholly owned subsidiaries, including Ellsmere Insurance Agency, Inc. B.F. Funding is a business corporation formed at the direction of the Company under the laws of the Commonwealth of Massachusetts on August 25, 1995. B.F. Funding was established to lend funds to a Company sponsored employee stock ownership plan trust for the purchase of stock at the initial public offering. BFD Preferred Capital Trust I is a statutory business trust created under the laws of New York and BFD Preferred Capital Trust II is a statutory business trust created under the laws of Delaware. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts previously reported have been reclassified to conform to the current year's presentation.

(Continued)

(b) Cash and Due from Banks

BFS and BNB are required to maintain cash and reserve balances with the Federal Reserve Bank. Such reserve is calculated based upon certain deposit levels and amounted to $15,974 and $2,585 at BFS and BNB, respectively, at December 31, 2001.

(c) Investment and Mortgage-backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related income taxes.

Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by use of the interest method adjusted for prepayments. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included as a charge against income. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

(d) Loans

Loans are reported at the principal amount outstanding, reduced by unamortized discounts and net deferred loan origination fees. Loans held for sale are carried at the lower of aggregate cost or market value, considering loan production and sales commitments and deferred fees. Generally, all longer term (typically mortgage loans with terms in excess of fifteen years) fixed-rate residential one to four family mortgage loans are originated for sale and adjustable-rate loans are originated both for portfolio and for sale. Occasionally, the Company generates long-term fixed-rate loans, which are designated for portfolio at the time of origination.

Discounts and premiums on loans are recognized as income using the interest method over the remaining contractual term to maturity of the loans adjusted for prepayments.

Loan origination fees are offset with related direct incremental loan origination costs and the resulting net amount is deferred and amortized to interest income over the contractual life of the associated loan using the interest method. Net deferred amounts on loans sold are included in determining the gain or loss on the sale when the related loans are sold.

The Company sells mortgage loans for cash proceeds approximately equal to the principal amount of loans sold, but with yields to investors that reflect current market rates. Gain or loss is recognized at the time of sale.

(Continued)

Capitalized mortgage servicing rights are recognized, based on the allocated fair value of the rights to service mortgage loans for others. Mortgage servicing rights are amortized to loan processing and servicing fee income using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Mortgage servicing rights are assessed for impairment based on the fair value of those rights. Prepayment experience on mortgage servicing rights is reviewed periodically and, when actual repayments exceed estimated prepayments, the balance of the mortgage servicing asset is adjusted by an impairment charge to earnings through a valuation allowance. The risk characteristics of the underlying loans used to measure impairment include interest rate and loan origination date.

Accrual of interest on loans is generally discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days or more. Interest received on nonaccrual loans is applied against the principal balance and all amortization of deferred fees is discontinued. Accrual is generally not resumed until the loan is brought current, the loan becomes well secured and in the process of collection and, in either case, when concern no longer exists as to the collectibility of principal or interest.

(e) Allowance for Loan Losses

The Company maintains an allowance for losses that are inherent in the Company's loan portfolio. The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management determines that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

Management believes the allowance is adequate to absorb probable loan losses. Management's methodology to estimate loss exposure inherent in the portfolio includes an analysis of individual loans deemed to be impaired, reserve allocations for various loan types based on payment status or loss experience and an unallocated allowance that is maintained based on management's assessment of many factors including trends in loan delinquencies and charge-offs, current economic conditions and their effect on borrowers' ability to pay, underwriting standards by loan type, mix and balance of the portfolio, and the performance of individual loans in relation to contract terms. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is affected by changes in market conditions.

(Continued)

Impaired loans are multi-family, commercial real estate, construction and business loans, for which it is probable that the Company will not be able to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate or as a practical expedient in the case of collateral dependent loans, the lower of the fair value of the collateral or the recorded amount of the loan. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged off when management believes that the collectibility of the loan's principal is remote. Classification of a loan as in-substance foreclosure is made only when a lender is in substantive possession of the collateral.

(f) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operation cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(g) Premises and Equipment

Premises and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (3 to 40 years). Amortization of leasehold improvements is provided over the life of the related leases by use of the straight-line method. Rental income on leased facilities is included as a reduction of occupancy and equipment expense.

(Continued)

(h) *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgments relating to the realizability of such asset. A valuation allowance related to deferred tax assets is recognized when, in management's judgment, it is more likely than not that all, or a portion, of such deferred tax assets will not be realized.

(i) *Pension*

Pension cost is recognized over the employees' approximate service period.

(j) *Employee Benefits*

The Company measures compensation cost for stock-based compensation plans as the difference between the exercise price of options granted and the fair market value of the Company's stock at the grant date. The Company discloses proforma net income and earnings per share in the notes to its consolidated financial statements as if compensation cost was measured at the grant date based on the fair value of the award and recognized over the service period.

(k) *Earnings Per Share*

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year adjusted for the weighted average number of unallocated shares held by the Employee Stock Ownership Plan (ESOP) and the 1996 Stock-Based Incentive Plan (SIP). Diluted earnings per share reflects the effect on weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury stock method.

A reconciliation of the weighted average shares outstanding for the years ended December 31 follows:

		2001	2000	1999
Basic shares	$	4,436	4,700	4,825
Dilutive impact of stock options		266	127	172
Diluted shares	$	4,702	4,827	4,997

(Continued)

(l) *Comprehensive Income*

Comprehensive income represents the change in equity of the Company during a period from transactions and other events and circumstances from non-shareholder sources. It includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. The following table shows the components of other comprehensive income for the years ended December 31:

		2001	2000	1999
Net income	$	9,656	9,710	8,568
Other comprehensive income, net of tax:				
Unrealized gains (losses) on securities:				
Unrealized holding gains (losses) arising during the period, net of tax of $(413), $(561), and $794 for 2001, 2000, and 1999, respectively		466	1,576	(1,815)
Reclassification adjustment for losses (gains) included in net income, net of taxes of $241, $2, and $(10) for 2001, 2000 and 1999, respectively		(449)	(3)	18
		17	1,573	(1,797)
Comprehensive income	$	9,673	11,283	6,771

(m) *Recent Accounting Pronouncements*

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*. In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133*. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The impact of adoption was not material to the Company.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company has adopted the provisions of SFAS No. 142 effective January 1, 2002.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. As of January 1, 2002, the Company has performed the required transition impairment test of goodwill and has determined that no impairment adjustment is required.

Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances. The impairment evaluation requires the Company to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, *Business Combinations.* The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The difference between the implied fair value and the carrying value of the goodwill is the amount of the impairment.

At December 31, 2001, the Company had $17.8 million of goodwill on its balance sheet that was being amortized at a rate of approximately $1.4 million annually. The adoption of this Statement is expected to increase basic earnings per share by approximately $.21 and diluted earnings per share by approximately $.20, assuming no impairment expense, based on outstanding weighted average share data at December 31, 2001.

(n) Transfers and Servicing of Assets and Extinguishments of Liabilities

The Company accounts and reports for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. This approach distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. After a transfer of financial assets, the Company recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. This financial components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the Company accounts for a transfer as a secured borrowing with a pledge of collateral.

(2) Stockholders' Equity (Dollars in Thousands)

The Company may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

In addition to the 17,000,000 authorized shares of common stock, the Company has authorized 1,000,000 shares of preferred stock with a par value of $0.01 per share (the Preferred Stock). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of December 31, 2001 and 2000, there were no shares of preferred stock issued.

The Company, BFS and BNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, BFS and BNB must meet specific capital guidelines that involve quantitative measures of BFS's and BNB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. BFS's and BNB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require BFS and BNB to maintain minimum amounts and ratios (set forth in the table below) of risk-weighted, core and tangible capital (as defined). Management represents, as of December 31, 2001, that BFS and BNB meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, BFS and BNB are categorized as "well capitalized" based on the most recent notifications from the OTS and OCC, based on regulatory definitions. Under "capital adequacy" guidelines and the regulatory framework to be categorized as "well capitalized" BFS and BNB must maintain minimum risk-weighted capital, core capital, leverage, and tangible ratios as set forth in the table. These regulatory capital requirements are set forth in terms of (1) Risk-based Total Capital (Total Capital to Risk Weighted Assets), (2) Core Capital (Tier I Capital to Adjusted Tangible Assets), (3) Risk-based Tier I Capital (Tier I Capital to Risk Weighted Assets), (4) Tangible Capital (Tier I Capital to Tangible Assets), and (5) Leverage Capital (Tier I Capital to Average Assets).

The Company's, BFS's and BNB's actual capital amounts and ratios are presented in the table below. As a condition for approving the acquisition of Forward Financial, the Federal Reserve Board required the Company and BFS to remain "well capitalized" as defined in the regulations for a period of one year following the date of the acquisition. The Company and BFS complied with this requirement for the stated period.

	Actual		For capital adequacy purposes		To be well capitalized under regulatory definitions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001:						
Risk-based Total Capital						
Company Consolidated	$ 118,631	13.4%	$ 70,699	8.0%	$ 88,374	10.0%
BFS	90,800	11.7	62,294	8.0	77,868	10.0
BNB	10,515	13.4	6,273	8.0	7,841	10.0
Core Capital:						
BFS	81,059	6.3	51,565	4.0	64,456	5.0
Risk-based Tier I Capital:						
Company Consolidated	106,683	12.1	35,350	4.0	53,024	6.0
BFS	81,059	10.4	31,147	4.0	46,721	6.0
BNB	9,553	12.2	3,136	4.0	4,705	6.0
Tangible Capital:						
BFS	81,059	6.3	25,782	2.0	64,456	5.0
Leverage Capital:						
Company Consolidated	106,683	7.4	58,081	4.0	72,601	5.0
BNB	9,553	5.9	6,506	4.0	8,132	5.0

	Actual		For capital adequacy purposes		To be well capitalized under regulatory definitions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2000:						
Risk-based Total Capital						
Company Consolidated	$ 112,573	14.2%	$ 63,523	8.0%	$ 79,404	10.0%
BFS	77,766	10.8	57,585	8.0	71,981	10.0
BNB	10,168	14.0	5,812	8.0	7,266	10.0
Core Capital:						
BFS	68,781	5.9	46,363	4.0	57,953	5.0
Risk-based Tier I Capital:						
Company Consolidated	100,572	12.7	31,761	4.0	47,642	6.0
BFS	68,781	9.6	28,792	4.0	43,188	6.0
BNB	9,456	13.0	2,906	4.0	4,359	6.0
Tangible Capital:						
BFS	68,781	5.9	23,181	2.0	57,953	5.0
Leverage Capital:						
Company Consolidated	100,572	7.8	51,811	4.0	64,764	5.0
BNB	9,456	6.5	5,824	4.0	7,281	5.0

(Continued)

At December 31, 2001 and 2000, the consolidated capital to assets ratio was 6.3%, which exceeded the minimum capital requirements for the Company. During 2001, the Company's Board of Directors approved the eighth and ninth 5% repurchase programs in the amounts of 230,754 shares and 224,428 shares, respectively, of its outstanding common shares. The Company plans to hold the repurchased shares as treasury stock to be used for general company purposes. During the year ended December 31, 2001, 43,473 shares were repurchased under the current program and 264,153 shares under the previous programs.

Prior to the Company's initial public offering, in order to grant priority to eligible depositors, BFS established a liquidation account at the time of conversion in an amount equal to the retained earnings of BFS as of the date of its latest balance sheet date, June 30, 1995, contained in the final Prospectus used in connection with the Conversion. In the unlikely event of a complete liquidation of BFS (and only in such an event), eligible depositors who continue to maintain accounts at BFS shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account is decreased if the balances of eligible depositors decrease on the annual determination dates. The liquidation account approximated $6.0 million (unaudited) and $6.8 million (unaudited) at December 31, 2001 and 2000, respectively.

(3) Investment and Mortgage-Backed Securities Available for Sale (Dollars In Thousands)

The amortized cost and fair values of investment and mortgage-backed securities available for sale are shown below by contractual maturity:

	December 31, 2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 998	17	—	1,015
Maturing after 1 year but within 5 years	1,264	10	—	1,274
Maturing after 5 years but within 10 years	7,819	200	—	8,019
Maturing after 10 years	14,794	56	(108)	14,742
	24,875	283	(108)	25,050
Mutual funds	37,980	238	(23)	38,195
Marketable equity securities	13	—	—	13
	37,993	238	(23)	38,208
Total investment securities	$ 62,868	521	(131)	63,258

(Continued)

	December 31, 2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Mortgage-backed securities:				
Maturing within 1 year	$ 1,453	—	(3)	1,450
Maturing after 1 year but within 5 years	1,092	28	—	1,120
Maturing after 5 years but within 10 years	3,955	34	(32)	3,957
Maturing after 10 years	88,639	456	(700)	88,395
	$ 95,139	518	(735)	94,922

	December 31, 2000			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 2,499	2	—	2,501
Maturing after 1 year but within 5 years	17,695	142	(31)	17,806
Maturing after 5 years but within 10 years	15,793	130	—	15,924
Maturing after 10 years	5,900	—	(138)	5,762
	41,887	274	(169)	41,993
Mutual funds	19,023	—	(321)	18,702
Marketable equity securities	2,451	315	(39)	2,726
	21,474	315	(360)	21,428
Total investment securities	$ 63,361	589	(529)	63,421

	December 31, 2000			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Mortgage-backed securities:				
Maturing after 1 year but within 5 years	$ 2,599	—	(47)	2,553
Maturing after 5 years but within 10 years	1,795	20	—	1,815
Maturing after 10 years	11,094	37	(126)	11,004
Total mortgage-backed securities	$ 15,488	57	(173)	15,372

Maturities of mortgage-backed securities are shown at final contractual maturity but are expected to have shorter lives because borrowers have the right to prepay obligations without prepayment penalties.

(Continued)

Included in U.S. government, federal agency and other obligations are investments that can be called prior to final maturity with an amortized cost of $4,001 and a fair value of $4,175 at December 31, 2001.

The composition by issuer of mortgage-backed securities available for sale follows:

		December 31,			
		2001		2000	
		Amortized cost	Fair value	Amortized cost	Fair value
FHLMC	$	11,904	11,869	4,394	4,367
FNMA		62,952	62,634	1,733	1,769
GNMA		6,237	6,196	—	—
Privately issued collateralized mortgage obligations		14,046	14,223	9,361	9,236
	$	95,139	94,922	15,488	15,372

Proceeds from the sale of investment securities and mortgage-backed securities available for sale amounted to $26,743, $46, and $4,034, in 2001, 2000, and 1999, respectively. Realized losses on investment securities and mortgage-backed securities available for sale were $186, $0 and $33 in 2001, 2000 and 1999, respectively. Realized gains amounted to $876 in 2001 and $5 in both 2000 and 1999.

(4) Investment and Mortgage-Backed Securities Held to Maturity (Dollars In Thousands)

The amortized cost and fair values of investment and mortgage-backed securities held to maturity are shown below by contractual maturity.

		December 31, 2001			
		Amortized cost	Unrealized gains	Unrealized losses	Fair value
Investment securities:					
U.S. government, federal agency and other obligations:					
Maturing within 1 year	$	529	44	—	573
Maturing after 1 year but within 5 years		25	—	—	25
Total investment securities	$	554	44	—	598
Mortgage-backed securities:					
Maturing within 1 year	$	173	3	—	176
Maturing after 1 year but within 5 years		687	41	—	728
Maturing after 5 years but within 10 years		20,306	270	(40)	20,536
Maturing after 10 years		19,656	451	—	20,107
Total mortgage-backed securities	$	40,822	765	(40)	41,547

(Continued)

	December 31, 2000			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Investment securities:				
U.S. government, federal agency and other obligations:				
Maturing within 1 year	$ 250	—	—	250
Maturing after 1 year but within 5 years	2,054	31	(7)	2,078
Total investment securities	$ 2,304	31	(7)	2,328
Mortgage-backed securities:				
Maturing after 1 year but within 5 years	$ 665	6	—	671
Maturing after 5 years but within 10 years	1,415	28	—	1,443
Maturing after 10 years	53,203	129	(476)	52,856
Total mortgage-backed securities	$ 55,283	163	(476)	54,970

Maturities of mortgage-backed securities are shown at final contractual maturity but are expected to have shorter lives because borrowers have the right to prepay obligations without prepayment penalties.

At December 31, 2001, a U.S. agency note with an amortized cost of $500 and a fair value of $516 was pledged to secure certain of BFS's recourse liabilities relating to loans sold as described in note 5.

Included in U.S. government, federal agency and other obligations are investments that can be called prior to final maturity with an amortized cost of $500 and a fair value of $516 at December 31, 2001.

The composition by issuer of mortgage-backed securities held to maturity follows:

	December 31,			
	2001		2000	
	Amortized cost	Fair value	Amortized cost	Fair value
FHLMC	$ 33,401	33,919	44,308	43,951
FNMA	45	47	146	147
GNMA	7,316	7,581	10,829	10,872
	$ 40,822	41,547	55,283	54,970

(Continued)

(5) Loans (Dollars In Thousands)

The Company's primary banking activities are conducted principally in eastern Massachusetts. The Company grants single-family and multi-family residential loans, commercial real estate loans, business loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties and for land development. Except for loans processed by Forward Financial, the vast majority of the loans granted by the Company are secured by real estate collateral. Through BFS' subsidiary, Forward Financial, the Company originates loans, primarily direct with the consumer, on manufactured housing, recreational vehicles and boats in approximately 25 states across the United States. Forward Financial sells substantially all of the loans it originates. The ability and willingness of the one to four family residential and consumer borrowers to honor their repayment commitments is generally dependent, among other things, on the level of overall economic activity within the borrowers' geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally affected by the health of business in the economy and in the real estate sector in particular, in the borrowers' geographic areas.

The Company's loan portfolio was comprised of the following at December 31:

	2001	2000
Mortgage loans:		
Residential 1-4 family	$ 763,599	788,067
Multi-family	25,904	19,447
Construction and land	99,337	92,561
Commercial real estate	107,767	89,371
	996,607	989,446
Consumer and other loans:		
Home equity and improvement	66,539	57,571
Secured by deposits	678	568
Consumer	3,439	5,220
Business	28,103	26,525
	98,759	89,884
Total loans, gross	1,095,366	1,079,330
Less:		
Allowance for loan losses	(12,328)	(11,381)
Construction loans in process	(30,264)	(33,869)
Net unearned premium (discount) on loans purchased	48	(10)
Deferred loan origination costs	2,976	2,365
Loan, net	$ 1,055,798	1,036,435

(Continued)

The Company services mortgage loans for investors which are not included in the accompanying consolidated balance sheets totaling approximately $974,221 and $886,629 at December 31, 2001 and 2000, respectively. Of these loans serviced for others, $159 and $373 at December 31, 2001 and 2000, respectively, had been sold with recourse by the Company. In addition, at December 31, 2001 and 2000, respectively, the Company had retained the secondary layer of recourse risk on $1,457 and $2,513 of serviced loans, with such risk limited to $221 after the first layer is exhausted. There were no losses incurred on loans subject to recourse during 2001 and 2000.

A summary of the activity of the mortgage servicing rights, which is included as a component of other assets, for the years ended December 31 follows:

		2001	2000	1999
Balance, beginning of year	$	5,068	5,080	3,571
Capitalized mortgage servicing rights		4,652	1,598	2,813
Amortization		(2,813)	(1,610)	(1,304)
Balance, end of year	$	6,907	5,068	5,080

The Company has determined that the fair value of mortgage servicing rights at December 31, 2001 approximates their carrying amount. Capitalized mortgage servicing rights are periodically evaluated for impairment. Adjustments to the carrying value are included in amortization expense. The balance of the valuation allowance for mortgage servicing rights, which was established at December 31, 2001, amounted to $300.

Regulatory limits for loans to one borrower are limited to 15% of capital and general valuation reserves. These regulatory limits for BFS and BNB, at December 31, 2001, are $13.8 million and $1.6 million, respectively. BFS and BNB did not have any borrower relationship, net of participation with other financial institutions, which exceeded the limit at December 31, 2001.

In the ordinary course of business, the Company makes loans to its directors and senior officers and their related interests at substantially the same terms prevailing at the time of origination for comparable transactions with borrowers. The following is a summary of related party loan activity:

		2001	2000
Balance, beginning of year	$	759	785
Originations		867	160
Payments		(561)	(233)
Other changes		49	47
Balance, end of year	$	1,114	759

At December 31, 2001 and 2000, total impaired loans were $216 and $206, respectively. In the opinion of management, no impaired loans required a specific valuation allowance at December 31, 2001 and 2000.

(Continued)

The average recorded value of impaired loans was $211 in 2001 and $228 during 2000. The Company follows the same policy for recognition of income on impaired loans as it does for nonaccrual loans. At December 31, 2001 and 2000, there were no commitments to lend additional funds to those borrowers whose loans were classified as impaired.

The following table summarizes information regarding the reduction of interest income on impaired loans at December 31:

		2001	2000	1999
Income in accordance with original terms	$	14	15	17
Income recognized		14	15	15
Foregone interest income during year	$	—	—	2

Nonaccrual loans at December 31, 2001 and 2000 were $1,157 and $956, respectively.

The following table summarizes information regarding the reduction or (increase) in interest income on nonaccrual loans as of December 31:

		2001	2000	1999
Income in accordance with original terms	$	91	83	62
Income recognized		59	43	64
Foregone (net earned) interest income during year	$	32	40	(2)

(6) Allowance for Loan Losses (Dollars In Thousands)

The following is a summary of the activity in the allowance for loan losses for the years ended December 31:

		2001	2000	1999
Balance, beginning of year	$	11,381	10,654	8,500
Allowance for loan losses from acquisition		—	—	170
Provision charged to income		820	1,000	1,626
Recoveries		361	181	414
Charge-offs		(234)	(454)	(56)
Balance, end of year	$	12,328	11,381	10,654

(7) Accrued Interest Receivable (Dollars In Thousands)

Accrued interest receivable as of December 31 is presented in the following table:

		2001	2000
Investment and mortgage-backed securities	$	1,172	1,314
Loans		5,145	6,061
Balance, end of year	$	6,317	7,375

(8) Premises and Equipment (Dollars In Thousands)

A summary of the cost, accumulated depreciation and amortization of land, buildings and equipment is as follows at December 31:

		2001	2000
Land	$	2,429	2,727
Buildings		5,869	6,287
Furniture, fixtures and equipment		11,624	10,711
Leasehold improvements		1,937	1,490
		21,859	21,215
Less accumulated depreciation and amortization		(11,564)	(10,568)
	$	10,295	10,647

The Company presently leases office space at four locations and land in one location to which it is committed to minimum annual rentals plus lease escalations. Such leases expire at various dates with options to renew. Minimum future rentals are as follows:

Years ended December 31:		
2002	$	1,458
2003		1,342
2004		1,045
2005		1,045
2006 and thereafter		3,735
	$	8,625

Rent expense was $1,776 in 2001, $1,703 in 2000, and $1,418 in 1999.

The Company leases, as lessor, office space at two of its branch locations. The leases expire at various dates with options to renew. Minimum future rental income is as follows:

Years ended December 31:		
2002	$	188
2003		177
2004		154
2005		110
2006 and thereafter		52
	$	681

Rental income was $185, $198, $172 in 2001, 2000, and 1999, respectively.

(9) **Deposit Accounts (Dollars in Thousands)**

A summary of deposit balances by type is as follows at December 31:

		2001	2000
NOW	$	138,528	132,915
Regular and statement savings		180,966	167,457
Money market		58,133	54,642
Demand deposits and official checks		110,776	77,907
Total noncertificate accounts		488,403	432,921
Certificate accounts:			
3 to 6 months		65,507	33,128
9 months		—	14,791
1 to 3 year		233,275	292,066
Greater than 3 years		53,701	35,002
IRA/Keogh		43,630	41,739
Total certificate accounts		396,113	416,726
	$	884,516	849,647
Expected maturity of certificate accounts:			
Within one year	$	247,775	252,605
One to two years		79,236	73,294
Two to three years		38,611	44,504
Over three years		30,521	46,323
	$	396,113	416,726

Aggregate amount of certificate accounts of $100 or more were $58,200 and $53,800 at December 31, 2001 and 2000, respectively. Deposit amounts in excess of $100 are not federally insured.

(Continued)

Interest expense on deposits consisted of the following for the years ended December 31:

		2001	2000	1999
NOW	$	735	899	884
Regular and statement savings		4,104	4,476	3,534
Money market		1,380	1,597	1,693
Certificate accounts		22,884	24,753	19,761
	$	30,103	31,725	25,872

The Company has $91,892 of brokered deposits with a weighted average rate of 6.89% at December 31, 2001. Brokered deposits of $25,377, $21,968, $37,687, and $6,860 mature in 2002, 2003, 2004 and 2006, respectively. There were $118,513 of brokered deposits outstanding at December 31, 2000.

(10) Federal Home Loan Bank (FHLB) of Boston Advances and Other Borrowings (Dollars in Thousands)

A summary of FHLB advances at December 31 follows:

	2001			2000		
	Scheduled Maturity	Redeemable at Initial Call Date (1)	Weighted Average Rate (2)	Scheduled Maturity	Redeemable at Initial Call Date (1)	Weighted Average Rate (2)
Within 1 Year	$158,000	$260,000	5.27%	$91,334	$108,334	6.02%
Over 1 year to 2 years	92,000	117,000	5.58%	78,000	94,000	6.36%
Over 2 year to 3 years	57,000	27,000	4.21%	55,000	70,000	6.22%
Over 3 year to 5 years	32,000	15,000	5.62%	42,000	42,000	6.63%
Over 5 years	110,000	30,000	5.52%	78,000	30,000	5.92%
	$449,000	$449,000	5.29%	$344,334	$344,334	6.18%

(1) Callable FHLB advances are shown in the respective periods assuming that the callable debt is redeemed at the initial call date while all other advances are shown in the periods corresponding to their scheduled maturity date.

(2) Weighted average rate based on scheduled maturity dates.

The advances are secured by FHLB of Boston stock and a blanket lien on certain qualified collateral. The amount of advances is principally limited to 90% of the market value of U.S. Government and federal agency obligations and 75% of the carrying value of first mortgage loans on owner-occupied residential property. Applying these ratios, and other ratios on other qualifying collateral, the Company's overall borrowing capacity was approximately $527,672 and $520,189 at December 31, 2001 and 2000, respectively. Borrowing capacity can also be increased upon the delivery of mortgage notes on non owner-occupied 1-4 family loans, multi-family and commercial loans.

(Continued)

As a member of the FHLB of Boston, the Company is required to maintain a minimum investment in the capital stock of the Federal Home Loan Bank of Boston, at cost, in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable to the Federal Home Loan Bank of Boston, whichever is greater. The investment exceeds the required level by approximately $909 and $2,458 at December 31, 2001 and 2000, respectively. Any excess may be redeemed by the Company or called by FHLB of Boston at par.

Interest expense on FHLB advances was $23,885 in 2001, $22,476 in 2000, and $21,207 in 1999.

The Company maintains a $5.0 million line of credit from a financial institution, which can be used for general corporate purposes. There was no outstanding balance on the line of credit at December 31, 2001 and 2000.

(11) Income Taxes (Dollars In Thousands)

An analysis of the current and deferred federal and state income tax expense follows:

	2001	2000	1999
Current income tax expense:			
Federal	$ 4,462	4,729	4,620
State	176	394	140
Total current expense	4,638	5,123	4,760
Deferred income tax expense:			
Federal	404	166	137
State	167	55	48
Total deferred expense	571	221	185
Total income tax expense	$ 5,209	5,344	4,945

(Continued)

The temporary differences (the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases) that give rise to significant portions of the deferred tax asset and liability are as follows at December 31:

		2001	2000
Deferred tax assets:			
Allowance for loan losses	$	5,156	4,758
Deferred compensation		42	262
Unrealized loss on securities available for sale		—	75
Mark to market – Loans Held for Sale		27	—
Depreciation		109	—
Other		8	15
Gross deferred assets		5,342	5,110
Deferred liabilities:			
Premium on loans sold		2,907	2,121
Deferred loan fees		1,155	934
Premises and equipment		329	339
Unrealized gain on securities available for sale		97	—
Depreciation		—	153
Gross deferred liabilities		4,488	3,547
Net deferred tax asset	$	854	1,563

At December 31, 2001 and 2000, the net deferred tax asset is supported by recoverable income taxes. For the year ended December 31, 2001, the Company generated approximately $14,900 of taxable income. In addition, management believes that existing net deductible temporary differences which give rise to the net deferred tax asset will reverse during periods in which the Company generates net taxable income. Factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income and no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences. Management believes it is more likely than not that the net deferred tax asset will be realized.

As a result of the Tax Reform Act of 1996, the special tax bad debt provisions were amended to eliminate the reserve method. However, the base year reserve of approximately $13,300 remains subject to recapture in the event that the Company pays dividends in excess of its earnings and profits or redeems its stock.

(Continued)

A reconciliation between the amount of total tax expense and expected tax expense, computed by applying the federal statutory rate to income before taxes, follows:

		2001	2000	1999
Computed expected expense at statutory rate	$	5,202	5,141	4,615
Items affecting federal income tax rate:				
State income tax, net of federal income tax benefit		223	296	124
Allocated ESOP share appreciation		170	66	185
Bank-owned life insurance		(439)	(433)	(189)
Other		53	274	210
Effective income tax expense	$	5,209	5,344	4,945
Effective income tax rate		35.0%	35.5%	36.6%

(12) Employee Benefits (Dollars in Thousands, Except Share Amounts)

(a) *Employee Stock Ownership Plan*

The Company maintains an Employee Stock Ownership Plan (ESOP), which is designed to provide retirement benefits for eligible employees of BFS. Beginning in 2001, the ESOP allocation was distributed in a manner, which also provided retirement benefits to eligible employees of BNB and Forward Financial. Because the Plan invests primarily in the stock of the Company, it will also give eligible employees an opportunity to acquire an ownership interest in the Company. Employees are eligible to participate in the Plan after reaching age twenty-one, completing one year of service and working at least one thousand hours of consecutive service during the previous year. Contributions are allocated to eligible participants on the basis of compensation.

The Company issued a total of 529,000 shares to the ESOP at a total purchase price of $5,290. The purchase was made from the proceeds of a $5,290 loan from B.F. Funding Corporation, a wholly owned subsidiary of the Company, bearing interest at the prime rate. Repayment of the loan is secured by contributions BFS is obliged to make under a contribution agreement with the ESOP. BFS made contributions to the ESOP totaling $529 in 2001, $605 in 2000, and $755 in 1999 to enable the ESOP to make principal payments on the loan. The amount contributed was charged to compensation and benefits expense. The Company recognized $684 in 2001, $348 in 2000, and $800 in 1999 in compensation and benefit expense and an increase in additional paid-in capital related to the appreciation in the fair value of allocated ESOP shares. The balance of the loan will be repaid at the end of 2002, principally with funds from BFS's, BNB's and Forward Financial's future contributions to ESOP, subject to IRS limitations.

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal balance of the loan is repaid. Employees vest in their ESOP account at a rate of 33-1/3% annually commencing after the completion of one year of credited service or

(Continued)

immediately if service was terminated due to death, retirement, disability, or change in control. Dividends on released shares are credited to the participants' ESOP accounts.

At December 31, 2001 and 2000, shares held in suspense to be released annually as the loan is paid down amounted to 52,920 and 105,839, respectively. Additionally, at December 31, 2001 and 2000, a total of 32,655 shares and 29,170 shares, respectively, were held in suspense, representing shares acquired with the proceeds of dividends paid on unallocated ESOP shares. The fair value of all unallocated ESOP shares was $2,062 and $2,819 at December 31, 2001 and 2000, respectively. Dividends on ESOP shares are charged to retained earnings and ESOP shares committed-to-be released are considered outstanding in determining earnings per share.

(b) 1996 Stock-Based Incentive Plan

The Company maintains a Stock-Based Incentive Plan (SIP). The objective of the SIP is to enable the Company to provide officers and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company. In 1996, the SIP acquired 263,584 shares in the open market at an average price of $12.255 per share and has since acquired additional shares with the proceeds of dividends. These original acquisition shares represent deferred compensation, which is initially recorded as a reduction in stockholders' equity and charged to compensation expense over the vesting period of the award. Upon vesting, shares acquired from dividends are distributed pro-rata to recipients of awards.

Awards are granted in the form of common stock held by the SIP. A total of 242,500 shares were awarded on April 30, 1996, a total of 8,584 shares were awarded on October 15, 1996 and 7,500 shares were awarded on February 17, 2000. During 2001, a total of 6,000 shares were awarded. Awards outstanding vest in five annual installments generally commencing one year from the date of the award. As of December 31, 2001, all shares have been awarded under the SIP.

Compensation expense in the amount of the fair value of the stock at the date of the grant, will be recognized over the applicable service period for the portion of each award that vests equally over a five-year period. The Company recognized $79, $225, $350 related to the earned shares in compensation and benefit expense in 2001, 2000 and 1999, respectively.

A recipient will be entitled to all voting and other stockholder rights. The awarded, but unvested SIP shares are considered outstanding in the calculation of earnings per share, whereas the unawarded SIP shares are not.

(Continued)

(c) *Stock Option Plans*

The Company adopted a stock option plan in 1996 (the 1996 Plan) for officers, key employees and directors. Pursuant to the terms of the 1996 plan, the number of common shares reserved for issuance is 658,961, all of which have been awarded. All options have been issued at not less than fair market value at the date of the grant and expire in 10 years from the date of the grant. All stock options granted vest over a five-year period from the date of grant. During 1997, the Company adopted the 1997 stock option plan (the 1997 Plan). Pursuant to the terms of the 1997 plan, 250,000 common shares are reserved for issuance of which 30,600 remain unawarded. During 2001, the Company granted employees options to purchase 27,000 shares of common stock at between $21.80 and $23.65 per share. During 2000, the Company granted employees options to purchase 38,000 shares of common stock between $12.91 and $19.41 per share.

A summary of option activity follows:

	2001		2000	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance, beginning of year	838,661	$ 14.26	809,461	$ 14.12
Granted	27,000	22.28	38,000	16.98
Forfeited	(1,000)	18.82	(1,000)	18.82
Exercised	109,798	12.51	(7,800)	13.06
Balance, end of year	754,863	$ 14.80	838,661	$ 14.26
Options exercisable	636,671	$ 14.11	576,277	$ 13.76

(Continued)

A summary of options outstanding and exercisable by price range as of December 31 follows:

Options outstanding				Options exercisable		
Outstanding as of December 31,2001	Weighted average remaining contractual life		Weighted average exercise price	Exercisable as of December 31, 2001		Weighted average exercise price
454,652	4.3	$	12.44	454,652	$	12.44
18,950	4.8		13.44	18,950		13.44
7,500	4.9		14.82	7,500		14.82
97,661	5.5		18.82	78,669		18.82
10,000	5.9		19.75	8,000		19.75
15,000	6.2		22.22	12,000		22.22
15,000	6.3		24.81	12,000		24.81
5,000	6.4		23.38	4,000		23.38
5,500	7.0		18.13	3,300		18.13
15,000	7.2		18.50	9,000		18.50
45,600	8.0		14.57	18,000		14.57
15,000	8.2		13.82	6,000		13.82
1,000	8.5		12.91	200		12.91
1,000	8.7		19.81	200		19.81
2,500	8.8		18.44	500		18.44
18,500	9.0		19.41	3,700		19.41
20,000	9.3		21.80	—		—
7,000	9.8		23.65	—		—
754,863	5.3	$	14.80	636,671	$	14.11

The 1996 Plan and the 1997 Plan stock option grants are accounted by measuring compensation at the grant date as the difference between the fair market value of the Company's stock and the exercise price of the options granted. The Company grants options at the fair market value of the stock at the date of grant. Accordingly, no compensation cost has been charged against income for these plans.

(Continued)

Had the Company determined compensation expense consistent with the fair value approach, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below:

		2001	2000	1999
Net income as reported	$	9,656	9,710	8,568
Pro forma net income		9,355	9,166	8,056
Basic earnings per share as reported		2.18	2.07	1.78
Diluted earnings per share as reported		2.05	2.01	1.71
Pro forma basic earnings per share		2.11	1.95	1.67
Pro forma diluted earnings per share		1.99	1.90	1.61

The per share weighted average fair value of stock options granted during 2001 was $7.02 per share determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000
Expected dividend yield	2.75%	3.00%
Risk-free interest rate	4.85%	5.95%
Expected volatility	33.66%	29.79%
Expected life (years)	6.5	5.8

(d) Pension Plan

All eligible officers and employees are included in a noncontributory defined benefit pension plan provided by BFS and BNB as participating employers with Pentegra. Salaried employees are eligible to participate in the plan after reaching age twenty-one and completing one year of service. Pentegra does not segregate the assets or liabilities by participating employer and, accordingly, disclosure of accumulated vested and nonvested benefits and net assets available for benefits required by SFAS No. 87 is not possible. Contributions are based on individual employer experience. According to Pentegra's Administrators, as of June 30, 2001, the date of the latest actuarial valuation, the market value of Pentegra's net assets exceeded the actuarial present value of vested benefits in the aggregate. There was no pension expense recorded for 2000, 1999 and 1998, except for an administration fee of approximately $5 per year.

(e) Deferred Thrift Incentive Plan

BFS and BNB have employee tax deferred thrift incentive plans (the 401(k) plans) under which employee contributions to the plans are matched pursuant to the provisions of the respective plans. All employees who meet specified age and length of service requirements are eligible to participate in the 401(k) plans. The amounts matched by BFS and BNB are included in compensation and employee benefits expense. The amounts matched were $242 in 2001 and $340 in 2000.

(Continued)

(f) Supplemental Executive Retirement Plan

The Company established a supplemental executive retirement plan (the SERP) in October 1999 for certain of its senior executives under which participants are entitled to an annual retirement benefit. Expenses associated with SERP totaled $181 and $269 and 2001 in 2000, respectively.

(g) Short-Term Incentive Plan

The Company maintains a short-term incentive plan. Except Forward Financial, generally all BFS and BNB employees are eligible to participate in the incentive plan, and awards are granted based on the achievement of certain performance measures. Forward Financial has individualized plans for certain members of management, focused on profitability and the attainment of measurable business goals. Compensation expense related to the short-term incentive plan awards amounted to $1,411 and $1,477 during 2001 and 2000, respectively.

(h) Bank-Owned Life Insurance

Bank owned life insurance represents life insurance on the lives of certain employees. The Company is the beneficiary of the insurance policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in non-interest income, and are not subject to income taxes.

(i) Executive Officer Employment Agreements

The Company entered into employment agreements with its President and Chief Executive Officer, and two Executive Vice Presidents and Forward Financial's President and Senior Vice President. The employment agreements generally provide for the continued payment of specified compensation and benefits for two or three years, as applicable, and provide payments for the remaining term of the agreement after the officers are terminated, unless the termination is for "cause" as defined in the employment agreements. The agreements also provide for payments to the officer upon voluntary or involuntary termination of the officer following a change in control, as defined in the agreements. In addition, BFS and BNB entered into change in control agreements with certain other executives which provide for payment to the officer upon voluntary or involuntary termination, under certain circumstances, after a change of control, as defined in their change of control agreements.

(j) Employee Severance Compensation Plan

The Company established an Employee Severance Compensation Plan. The Plan provides eligible employees with severance pay benefits in the event of a change in control of the Company and/or its two banks. Generally, employees are eligible to participate in the Plan if they have completed at least one year of service with the Company and are not eligible to receive benefits under the executive officer employment agreements. The Plan provides for the payment, under certain circumstances, of lump-sum amounts upon termination following a change of control, as defined in the Plan.

(Continued)

(13) Corporation Obligated Mandatory Redeemable Capital Securities (Dollars In Thousands)

On July 12, 2000, the Company sponsored the creation of BFD Preferred Capital Trust I, (Trust I), a New York common law trust. The Company is the owner of all of the common securities of the Trust I. On July 26, 2000, the Trust I issued $10,000 of its 11.295% Capital Securities through a pooled trust preferred securities offering. The proceeds from this issuance, along with the Company's $309 capital contribution for the Trust I common securities, were used to acquire $10,309 aggregate principal amount of the Company's 11.295% Junior Subordinated notes due July 19, 2030, which constitute the sole asset of the Trust I. The Company has, through the Trust agreement establishing the Trust, the Guarantee Agreement, the notes and the related Indenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust I's obligations under the Capital Securities.

On August 18, 2000, the Company sponsored the creation of BFD Preferred Capital Trust II, (Trust II), a statutory business trust created under the laws of Delaware. The Company is the owner of all of the common securities of the Trust II. On September 22, 2000, the Trust II issued $22,000 of its 10.875% Capital Securities. The proceeds from this issuance, along with the Company's $681 capital contribution for the Trust II common securities, were used to acquire $22,681 aggregate principal amount of the Company's 10.875% junior subordinated debentures due October 1, 2030, which constitute the sole assets of the Trust II. The Company has, through the Declaration of Trust and the Amended and Restated Declaration of Trust establishing the Trust, the Common Securities and the Capital Securities Guarantee Agreements, the debentures and related Indenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust II's obligations under the Capital Securities.

The aggregate amount of Trust I and II securities outstanding totaled $32,000 at December 31, 2001. A summary of the trust securities issued and outstanding follows:

December 31	Amount outstanding 2001	Amount outstanding 2000	Rate	Prepayment option date	Maturity	Distribution payment frequency
BFD Preferred Capital Trust I	$ 10,000	10,000	11.295%	7/19/2010	7/19/2030	Semiannually
BFD Preferred Capital Trust II	22,000	22,000	10.875%	10/1/2010	10/1/2030	Semiannually

All of the corporation obligated mandatorily redeemable capital securities may be prepaid at the option of the Trusts in whole or in part, on or after the prepayment dates listed in the table above. Trust I is subject to a prepayment penalty fee of 6 months worth of interest reduced each year by 10% commencing at July 19, 2010. There is no prepayment penalty fee imposed on Trust II after the first 10 years.

In addition, the Company also has the right, subject to certain conditions, at any time during the term of the Trust I Capital Securities to defer the payment of interest on those securities from time to time for a period of up to ten consecutive semiannual interest payment periods. No deferral period will end on a date other than an interest payment date and no deferral will extend beyond July 19, 2030, the stated maturity of the Trust I Capital Securities. During any deferral period, each installment of interest that would otherwise have been due and payable will bear additional interest (to the extent payment of such interest would be legally enforceable) at the rate of 13.95%, compounded semiannually.

The Company has the right, at one or more times, to defer interest payments on the Trust II Junior Subordinated Debentures for up to ten consecutive semiannual periods. All deferrals will end on an interest payment date and will not extend beyond October 1, 2030, the stated maturity date of the Trust II Junior Subordinated Debentures. If the Company defers interest payments on the Trust II Junior Subordinated Debentures, the Trust II will also defer distributions on the Trust II Capital Securities.

(14) Litigation

Broadway National Bank was named a defendant in the Superior Court for Suffolk County, Massachusetts, in a civil action served on April 12, 1999 in a matter captioned "Glyptal, Inc. v. John Hetherton, Jr., Fleet Bank, NA and Broadway National Bank of Chelsea." The suit alleged that an officer of the Plaintiff, Glyptal, embezzled funds from Plaintiff, by making unauthorized transfers from Plaintiff's corporate accounts and subsequently deposited checks drawn on such account into an account at Broadway National Bank. Plaintiff alleged that Broadway National Bank knew or should have known of the alleged fraudulent actions of Plaintiff's officer, and that Broadway National Bank owed a duty to Plaintiff to investigate the transactions and protect Plaintiff from the alleged fraudulent actions. All parties reached a mutually acceptable settlement on March 4, 2002. Broadway National Bank agreed to pay $500,000 in order to settle the suit with the Plaintiff. The settlement agreement is scheduled to be executed by all parties within 30 days and the Company will record the expense in the first quarter of 2002.

Another action is pending against Diversified (a wholly-owned indirect subsidiary of BostonFed Bancorp, Inc.), doing business as Forward Financial Company, in the United States District Court for the Northern District of New York. It was filed by a bank, in New York state court, served on December 1, 2000, and removed to federal court. The bank alleges that Diversified has breached a written agreement between the parties under which Diversified originated loans secured by manufactured homes and then sold and assigned those loans to the bank. The bank claims that Diversified breached express warranties in the agreement, including an alleged warranty that all information in the loan documents supplied by Diversified was true with regard to certain loans. The bank also claims that Diversified committed fraud in connection with some of these loans. The bank seeks damages and a ruling forcing Diversified to repurchase certain of the loans allegedly containing breaches of warranty. On February 6, 2002, the Court denied Diversified's Motion to Dismiss and, at the same time, ruled on the parties' cross-motions for summary judgment. The Court's decision on the motions for summary judgment appears to be ambiguous and inconsistent in certain important respects. The Court's decision does not resolve the case; it does, however, leave Diversified with significant defenses, which Diversified will pursue vigorously. Diversified filed its Answer to the bank's Second Amended Complaint on March 7, 2002, and filed a Motion to Clarify the Court's decision on the summary judgment motions on March 12, 2002. Diversified continues to believe its defenses are strong. Because of the numerous uncertainties that surround the litigation, management and legal counsel are unable to estimate the amount of loss, if any, that the Company may incur with respect to this litigation. Consequently, no loss provision has been recorded.

Various other legal proceedings are pending against the Company which have arisen in the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position, the annual results of operations, or liquidity of the Company.

(15) Financial Instruments with Off-Balance-Sheet Risk (Dollars In Thousands)

In the normal course of business, the Company is party to financial instruments with off-balance-sheet risk, including commitments to originate or purchase loans, unadvanced amounts of construction loans, unused credit lines, standby letters of credit and forward commitments to sell loans and recourse agreements on assets sold. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party with respect to loan commitments, unused credit lines and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For forward commitments, the contract or notional amounts exceed the Company's exposure to credit loss.

Commitments to originate loans and unused credit lines are agreements to lend to a customer, provided the customer meets all conditions established in the contract. Commitments have fixed expiration dates and may require payment of a fee. The total commitment amounts do not necessarily represent total future cash requirements since many commitments are not expected to be drawn upon. The amount of collateral obtained, if necessary for the extension of credit, is based on the credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Company sells the vast majority of its adjustable rate loans held for sale to various private institutional investors on a best efforts basis and most fixed rate loans held for sale to FHLMC and FNMA. In addition, forward commitments to sell loans are contracts, which the Company enters into for the purpose of reducing the market risk associated with originating loans for sale. In order to fulfill a forward commitment, the Company typically exchanges through FNMA or FHLMC its current production of loans for mortgage-backed securities, which are then delivered to a securities firm at a future date at prices or yields specified by the contracts. Risks may arise from the possible inability of the Company to originate loans to fulfill the contracts, in which case the Company may purchase securities in the open market to deliver against the contracts.

In addition to construction loans in process, the Company had the following outstanding commitments at December 31:

		2001	2000
Commitments to originate mortgage loans	$	122,025	107,106
Commitments to originate business loans		2,975	7,360
Unused lines of credit:			
Home equity		101,331	77,690
Business loans		15,816	21,613
Standby letters of credit		2,560	1,810
Optional commitments to sell loans and commitments to sell loans or swap loans for mortgage-backed securities		74,449	31,433

(16) Fair Values of Financial Instruments (Dollars In Thousands)

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for some of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, cash flows, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and changes in the loan, debt and interest rate markets could significantly affect the estimates.

The following methods and assumptions were used by the Company in estimating fair values of its financial instruments:

(a) Cash and Cash Equivalents

The fair values of cash and cash equivalents approximate the carrying amounts as reported in the balance sheet.

(b) Investment and Mortgage-Backed Securities

Fair values for investment securities and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(c) Mortgage Loans Held for Sale

Fair values for mortgage loans held for sale are based on quoted market prices. Commitments to originate loans and forward commitments to sell loans have been considered in the determination of the fair value of mortgage loans held for sale.

(d) Loans

The fair values of loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for nonperforming loans has been considered in the determination of the fair value of loans.

(Continued)

(e) *Accrued Interest Receivable*

The fair value of accrued interest receivable approximates the carrying amount as reported in the balance sheet because of its short-term nature.

(f) *Stock in FHLB of Boston*

The fair value of Federal Home Loan Bank of Boston (FHLB) stock approximates its carrying amount as reported in the balance sheet. If redeemed, the Company will receive an amount equal to the par value of the stock.

(g) *Deposit Accounts and Advance Payments by Borrowers for Taxes and Insurance*

The fair values of demand deposits (e.g., NOW, regular and statement savings and money market accounts and advance payments by borrowers for taxes and insurance) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered on certificates with similar remaining maturities to a schedule of aggregated expected monthly maturities on such time deposits.

(h) *Federal Home Loan Bank Advances and Other Borrowings*

Fair values for FHLB advances and other borrowings are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities of FHLB advances.

(i) *Corporation Obligated Mandatorily Redeemable Capital Securities*

Fair values for the corporation obligated mandatorily redeemable capital securities are estimated using a discounted cash flow technique that applies interest rates currently being offered on similar securities to a schedule of expected maturities of these capital securities.

(j) *Off-Balance-Sheet Instruments*

The Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans and loans sold with recourse are considered in estimating the fair value of loans.

(Continued)

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$ 95,957	95,957	50,675	50,675
Investment securities available for sale	63,258	63,258	63,421	63,421
Investment securities held to maturity	554	598	2,304	2,328
Mortgage-backed securities available for sale	94,922	94,922	15,372	15,372
Mortgage-backed securities held to maturity	40,822	41,547	55,283	54,970
Loans, net and mortgage loans held for sale	1,080,410	1,094,802	1,049,251	1,050,012
Accrued interest receivable	6,317	6,317	7,375	7,375
Stock in FHLB of Boston	24,208	24,208	20,649	20,649
Financial liabilities:				
Deposit accounts	884,516	894,268	849,647	852,530
FHLB advances and other borrowings	449,000	465,822	344,334	349,456
Advance payments by borrowers for taxes and insurance	2,614	2,614	2,864	2,864
Corporation obligated mandatorily redeemable capital securities	32,000	35,057	32,000	32,000

(17) Business Segments (Dollars in Thousands)

The Company's wholly owned bank subsidiaries, BFS and BNB (collectively the Banks), have been identified as reportable operating segments in accordance with the provisions of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*. BF Funding, a wholly owned subsidiary of the Company and various subsidiaries of the Banks, did not meet the quantitative thresholds for determining reportable segments. The Banks provide general banking services to their customers, including deposit accounts, residential, commercial, consumer and business loans. Each Bank also invests in mortgage-backed securities and other financial instruments. In addition to its own operations, the Company provides managerial expertise and other professional services. The results of the Company and BF Funding comprise the "Other" category.

(Continued)

The Company evaluates performance and allocates resources based on the Banks' net income, net interest margin, return on average assets and return on average equity. The Banks follow generally accepted accounting principles as described in the summary of significant accounting policies. The Company and Banks have inter-company expense and tax allocation agreements. These inter-company expenditures are allocated at cost. Asset sales between the Banks were accounted for at current market prices at the time of sale and approximated cost.

Each Bank is managed separately with its own president, who reports directly to the respective Boards of Directors of each Bank and the Chief Executive Officer of the Company and its Board of Directors.

The following table sets forth certain information about and the reconciliation of reported net income for each of the reportable segments.

		BFS	BNB	Total reportable segments	Other	Eliminations	Consolidated totals
At or for the year ended December 31, 2001							
Interest income	$	85,317	9,302	94,619	4,787	(4,510)	94,896
Interest expense		52,310	2,609	54,919	7,153	(4,510)	57,562
Provision for loan losses		707	113	820	—	—	820
Non-interest income		14,913	1,242	16,155	444	—	16,599
Non-interest expense		32,622	4,848	37,470	778	—	38,248
Income tax expense		5,062	1,045	6,107	(898)	—	5,209
Net income	$	9,529	1,929	11,458	(1,802)	—	9,656
Total assets	$	1,303,082	161,881	1,464,963	162,445	(156,542)	1,470,866
Net interest margin		2.84%	4.85%	n.m.	n.m.	n.m.	2.86%
Return on average assets		0.77%	1.22%	n.m.	n.m.	n.m.	0.69%
Return on average equity		10.29%	15.05%	n.m.	n.m.	n.m.	10.32%

(Continued)

		BFS	BNB	Total reportable segments	Other	Eliminations	Consolidated totals
At or for the year ended December 31, 2000:							
Interest income	$	82,673	9,113	91,786	1,800	(1,752)	91,834
Interest expense		52,304	2,498	54,802	2,577	(1,752)	55,627
Provision for loan losses		800	200	1,000	—	—	1,000
Non-interest income		13,651	1,190	14,841	5	(492)	14,354
Non-interest expense		29,738	4,685	34,423	576	(492)	34,507
Income tax expense		4,760	1,032	5,792	(448)	—	5,344
Net income	$	8,722	1,888	10,610	(900)	—	9,710
Total assets	$	1,174,902	148,834	1,323,736	159,296	(155,250)	1,327,782
Net interest margin		2.83%	5.25%	n.m.	n.m.	n.m.	3.02%
Return on average assets		.76%	1.31%	n.m.	n.m.	n.m.	.75%
Return on average equity		10.58%	15.46%	n.m.	n.m.	n.m.	10.72%

		BFS	BNB	Total reportable segments	Other	Eliminations	Consolidated totals
At or for the year ended December 31, 1999:							
Interest income	$	71,583	8,679	80,262	971	(497)	80,736
Interest expense		45,478	2,192	47,670	35	(497)	47,208
Provision for loan losses		1,506	120	1,626	—	—	1,626
Non-interest income		6,183	923	7,106	(23)	(172)	6,911
Non-interest expense		20,505	4,442	24,947	525	(172)	25,300
Income tax expense		3,729	1,046	4,775	170	—	4,945
Net income	$	6,548	1,802	8,350	218	—	8,568
Total assets	$	1,112,607	139,287	1,251,894	90,574	(88,815)	1,253,653
Net interest margin		2.62%	5.30%	n.m.	n.m.	n.m.	2.97%
Return on average assets		.63%	1.32%	n.m.	n.m.	n.m.	0.72%
Return on average equity		11.27%	14.72%	n.m.	n.m.	n.m.	10.00%

(Continued)

(18) Acquisitions (Dollars in Thousands)

On December 7, 1999 the Company acquired Forward Financial in a 100% cash transaction. Forward Financial is located in Northborough, MA. The Company also acquired Ellsmere Insurance Agency, Inc., a Massachusetts licensed insurance agency with limited operations. The purchase price of both was $38.3 million and the transactions were accounted for using the purchase method of accounting. The results of operations include the effect of the purchases from the date of the acquisitions to year-end. In connection with the acquisitions the value of the assets acquired and liabilities assumed were as follows:

		December 7, 1999
Assets acquired	$	22,891
Liabilities assumed		1,627
Goodwill		17,032

The following condensed consolidated pro forma results of the Company were prepared as if the acquisitions had taken place on January 1, 1999. The pro forma results are not necessarily indicative of the actual results of operations had the Company's acquisitions of Forward and Ellsmere actually occurred on January 1, 1999.

		Year ended December 31, 1999 (Unaudited)
Interest and dividend income	$	95,318
Net income		6,988
Basic earnings per share		1.45
Diluted earnings per share		1.40

During 2000, the Company paid approximately $975 in contingent consideration to the former owner of Forward Financial in connection to this acquisition. The consideration was contingent upon earnings of Forward Financial.

(Continued)

(19) Parent Company Only Condensed Financial Statements (Dollars In Thousands)

The following are the condensed financial statements for BostonFed Bancorp, Inc. (the Parent Company) only:

Assets		2001	2000
Cash and interest-bearing deposit in subsidiary bank	$	12,219	21,352
Certificates of deposit		71	69
Total cash and cash equivalents		12,290	21,421
Investment securities available for sale (amortized cost of $4,277 and $2,379 at 2001 and 2000		4,411	2,692
Investment in subsidiaries, at equity		109,525	98,545
Other assets		1,420	1,283
Total assets	$	127,646	123,941
Liabilities and Stockholders' Equity			
Borrowings	$	—	—
Subordinated debentures supporting corporation obligated mandatorily redeemable capital securities		32,990	32,990
Accrued expenses and other liabilities		1,268	1,038
Total liabilities		34,258	34,028
Total stockholders' equity		93,388	89,913
Total liabilities and stockholders' equity		127,646	123,941

(Continued)

Statements of Income		2001	2000	1999
Interest income	$	1,080	474	750
Interest expense		3,631	1,439	34
Net interest income		(2,551)	(965)	716
Noninterest income		444	5	43
Noninterest expense		776	574	561
Income before income taxes		(2,883)	(1,534)	198
Income tax expense		(978)	(528)	90
(Loss) income before equity in net income of subsidiaries		(1,905)	(1,006)	108
Equity in net income of subsidiaries		11,561	10,716	8,460
Net income		9,656	9,710	8,568

The Parent Company's statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and therefore are not presented here.

(Continued)

Statements of Cash Flows	2001	2000	1999
Net cash flows from operating activities:			
Net income	$ 9,656	9,710	8,568
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(11,561)	(10,716)	(8,460)
Amortization and accretion, net	(2)	—	88
Appreciation in fair value of shares charged to expense for compensation plans	684	348	800
Earned SIP shares	79	225	350
Reduction in unallocated ESOP shares	529	605	755
(Gain) loss on sale of investment securities	(444)	(5)	28
(Increase) decrease in accrued interest receivable	(90)	—	63
(Increase) decrease in other assets	(47)	(1,270)	2
Increase (decrease) in accrued expenses and other liabilities	471	947	(2,421)
Net cash used in operating activities	(725)	(156)	(227)

(Continued)

Statements of Cash Flows		2001	2000	1999
Cash flows from investing activities:				
Proceeds from sale of mortgage-backed securities available for sale	$	—	—	7,354
Proceeds from sale of investment securities available for sale		4,323	46	—
Principal repayments on mortgage-backed securities available for sale		—	—	3,444
Purchase of investment securities available for sale		(5,775)	385	—
Change in investment in subsidiaries		829	(635)	(15,552)
Net cash used in investing activities		(623)	(204)	(4,754)
Cash flows from financing activities:				
Proceeds from other borrowed money		—	1,945	3,055
Repayments of other borrowed money		—	(5,000)	—
Proceeds from subordinated debentures supporting corporation obligated mandatorily redeemable capital securities		—	32,990	—
Common stock repurchases		(6,907)	(5,886)	(2,492)
Cash dividends paid		(2,650)	(2,495)	(2,343)
Stock options exercised		1,774	129	69
Net cash provided by (used in) financing activities		(7,783)	21,683	(1,711)
Net increase (decrease) in cash and cash equivalents		(9,131)	21,323	(6,692)
Cash and cash equivalents at beginning of year		21,421	98	6,790
Cash and cash equivalents at end of year	$	12,290	21,421	98
Supplemental cash flow information:				
Cash paid during the year for:				
Interest		3,632	277	23
Income taxes		(1,235)	(321)	2,444

(Continued)

(20) Quarterly Results of Operations (Unaudited) (Dollars in Thousands, Except Per Share Amounts)

Summaries of consolidated operating results on a quarterly basis for the years ended December 31 follow:

	2001 quarters				2000 quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Interest and dividend income	$ 22,959	24,124	23,947	23,866	24,095	23,311	22,682	21,746
Interest expense	13,687	14,725	14,632	14,518	14,732	14,294	13,705	12,896
Net interest income	9,272	9,399	9,315	9,348	9,363	9,017	8,977	8,850
Provision for loan losses	200	200	208	212	250	250	249	251
Noninterest income	4,680	4,220	4,499	3,200	2,840	4,143	4,205	3,166
Noninterest expense	9,988	9,414	9,620	9,226	8,307	8,845	9,128	8,227
Income before income taxes	3,764	4,005	3,986	3,110	3,646	4,065	3,805	3,538
Income tax expense	1,255	1,377	1,477	1,100	1,327	1,443	1,318	1,256
Net income	$ 2,509	2,628	2,509	2,010	2,319	2,622	2,487	2,282
Basic earnings per share	$ .58	.59	.56	.45	0.51	0.56	0.52	0.48
Diluted earnings per share	.54	.56	.54	.42	0.48	0.54	0.52	0.48

Annual Meeting

The annual meeting of stockholders will be held on Tuesday, April 30, 2002, at 2:00 p.m. The meeting will take place at the Burlington Marriott Hotel, 1 Mall Road, Burlington, MA.

Stock Listing

BostonFed Bancorp, Inc. became a public company on October 24, 1995. BostonFed Bancorp, Inc. Common Stock is traded on the American Stock Exchange with the symbol "BFD." The stock is listed as "Bostnfd" in the *Boston Globe* and as "BstnfdBcp" in the *Wall Street Journal.*

Common Stock Information

Initial Public Offering Price $10.00 per share.

Closing Price at December 31, 2001 was $24.10.

Common Stock Price and Dividends Paid (Unaudited)

	2001				2000			
By Quarter	1	2	3	4	1	2	3	4
Stock Price								
High	$25	$23.19	$25.50	$24.25	$15 7/8	$14 3/4	$21 10/32	$20 7/8
Low	20 5/8	20.40	20.50	22.25	10 5/8	11 1/8	14 1/8	17 15/16
Dividend Paid	.13	.15	.15	.15	.12	.13	.13	.13

As of December 31, 2001, the Company had 4,450,653 shares outstanding and approximately 575 stockholders of record, not including persons of entities holding stock in nominee or street name through brokers or banks.

10-K Report

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to BostonFed Bancorp, Inc., Investor Relations, 17 New England Executive Park, Burlington, MA 01803.

Transfer Agent

Shareholder and Broker Correspondence:
EquiServe
P.O. Box 43010
Providence, RI 02940-3010
Shareholder Inquiries: 866-897-1807

Courier:
EquiServe
Blue Hills Office Park
Mail Stop: 45-02-62
150 Royall Street
Canton, MA 02021

Independent Auditor

KPMG LLP
99 High Street
Boston, MA 02110

Regulatory Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue NW
Washington, DC 20016

Local Counsel

Goodwin Procter LLP
Exchange Place
Boston, MA 02109

BostonFed Bancorp, Inc.

Corporate Headquarters
17 New England Executive Park
Burlington, MA 01803
(781) 273-0300
(800) 688-2372

Investor Relations
Amy L. Timmerman
(781) 221-6396

Board of Directors

David F. Holland
Chairman, President and Chief Executive Officer of the Company,
Chairman and Chief Executive Officer of Boston Federal Savings Bank
and Chairman of Broadway National Bank

David P. Conley
Executive Vice President of the Company,
President of Boston Federal Savings Bank and
Chief Executive Officer and President of Broadway National Bank

Gene J. DeFeudis
Owner and manager of Ellsmere Investment Company and
The Birchwood Development Companies. Former owner of
Diversified Ventures, Inc., d/b/a Forward Financial Company

Richard J. Fahey
Principal of Trammel Crow Company, Inc.

Patricia M. Flynn, Ph.D
Dean of the McCallum Graduate School of Business and
Professor of Economics at Bentley College

Kija Kim
President and Chief Executive Officer of
Harvard Design and Mapping Company, Inc.

Joanna T. Lau
Chief Executive Officer and Chairman of LAU Technologies, Inc.

W. Russell Scott, Jr.
Former President and Chief Executive Officer of First Financial Trust, NA

Catherine Friend White
President and Senior Portfolio Manager of FinArc, LLC

Management

David F. Holland, President and Chief Executive Officer
David P. Conley, Executive Vice President, President of Boston Federal Savings Bank and Broadway National Bank
John A. Simas, Executive Vice President, Chief Financial Officer and Secretary
Janice M. Forster, Senior Vice President
Dennis J. Furey, Senior Vice President
Mark H. Kellett, Senior Vice President and Treasurer
Stephen F. Kelly, Senior Vice President and Controller
Dennis G. Kilduff, Senior Vice President
Marylea R. Oates, Senior Vice President
Barbara A. Martin, Executive Vice President and Chief Operating Officer of Broadway National Bank
Shaun W. McGee, President of Forward Financial Company

Notes

DIRECTORS OF THE COMPANY AND BANKS

Front Row: *(left to right) Catherine Friend White, Kija Kim, David F. Holland, John A. Simas**

Back Row: *(left to right) W. Russell Scott, Jr., David P. Conley, Richard J. Fahey, Joanna T. Lau, Barbara A. Martin,* Gene J. DeFeudis (not pictured, Patricia M. Flynn, Ph.D.)*

**Directors of Broadway National Bank only*





SENIOR MANAGEMENT

Front Row: *(left to right) David P. Conley, David F. Holland, John A. Simas, Janice M. Forster*

Back Row: *(left to right) Mark H. Kellett, Marylea R. Oates, Stephen F. Kelly, Dennis J. Furey, Barbara A. Martin, Shaun W. McGee (not pictured, Dennis G. Kilduff)*

Boston Federal Savings Bank
Banking Offices

ARLINGTON
980 Massachusetts Avenue
Arlington, MA 02476

BEDFORD
60 The Great Road
Bedford, MA 01730

BILLERICA
449 Boston Road
Billerica, MA 01821

BOSTON
75 Federal Street
Boston, MA 02110

BURLINGTON
17 New England Executive Park
Burlington, MA 01803

LEXINGTON
1840 Massachusetts Avenue
Lexington, MA 02420

PEABODY
31 Cross Street
Peabody, MA 01960

WELLESLEY
200 Linden Street
Wellesley, MA 02482

WOBURN
280 Montvale Avenue
Woburn, MA 01801

Broadway National Bank

CHELSEA
457 Broadway
Chelsea, MA 02150

REVERE
411 Broadway
Revere, MA 02151

Forward Financial Company
Non-Banking Office

A consumer finance subsidiary company
of Boston Federal Savings Bank

NORTHBOROUGH
360 Church Street
Northborough, MA 01532



BostonFed Bancorp, Inc.
17 New England Executive Park, Burlington, MA 01803

1438-A